

WEFUNDER

2021 Report

Dear investors,

We will be writing a more comprehensive investor update in May.

We need your help!

Our top priority is recruiting. Our current focus is product designers, product managers, senior software engineers, sales leaders, marketing, and business development talent in San Francisco.

Sincerely,

Greg Belote

Founder & CTO

Nick Tommarello

Founder & CEO

Our Mission

Our goal is to fund 20,000 more startups by 2029, while outperforming the S&P 500. Entrepreneurship has been dying over the 30 years, falling from 10.6% to 3.6% among those under 30. We must fix that: everyone deserves a shot at the American Dream. If we succeed, we will increase the GDP of the United States

See our full profile

How did we do this year?

Report Card

B+

The Good

Our investing volume grew about 3X in 2021, totaling about $210M

Our annual 2021 revenue more than doubled to just shy of $10M

We about tripled the size of the team, growing from 25 to 75

The Bad

We struggled to keep up with the massive influx of new investors. Our support failed under the strain until end of year.

While we hired 20 engineers, we did not make progress on hiring product designers.

We issued K1s months late. This is unacceptable and needs to be fixed going forward.

2021 At a Glance

January 1 to December 31


$$$$




IOU!

$9,864,058 +132%
Revenue

-$3,334,409
Net Loss

$1,592,735 +18X
Short Term Debt



$7,972,341
Raised in 2021



$7,069,242
Cash on Hand
As of 03/31/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

"Kickstarter for investing" was legalized on May 16th, 2016: now, anyone can invest $100 in a startup. Since then, we have become the largest funding portal by investment volume and investor returns. We started this journey in 2012, when we helped pass the JOBS Act that made this all possible, and were invited by Congress to watch it signed into law.

Our goal is to fund 20,000 more startups by 2029, while outperforming the S&P 500. Entrepreneurship has been dying over the 30 years, falling from 10.6% to 3.6% among those under 30. We must fix that: everyone deserves a shot at the American Dream. If we succeed, we will increase the GDP of the United States

Milestones

Wefunder, Inc. was incorporated in the State of Delaware in June 2012.

Since then, we have:

- $310M million annual run rate in funding volume (GMV)

- $20M revenue run rate

- 4.2X+ year-over-year GMV growth

- October '21 results: $1.8M revenue, $620k net profit

- Market leader. 40%+ market share in Regulation Crowdfunding in Q3

- Over $5 billion of follow-on financing into startups first funded on Wefunder

- Created industry by helping Congress pass JOBS Act in 2012

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $9,864,058 compared to the year ended December 31, 2020, when the Company had revenues of $4,243,105. Our gross margin was 93.45% in fiscal year 2021, compared to 95.63% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $8,000,901, including $7,547,982 in cash. As of December 31, 2020, the Company had $1,625,220 in total assets, including $1,567,778 in cash.

- *Net Loss.* The Company has had net losses of $3,334,409 and net losses of $1,122,515 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $1,592,735 for the fiscal year ended December 31, 2021 and $79,896 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $15,322,804 in equity and $3,789,289 in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Wefunder, Inc. cash in hand is $7,069,241.69, as of March 2022. Over the last three months, revenues have averaged $904,571/month, cost of goods sold has averaged $37,465/month, and operational expenses have averaged $1,140,158/month, for an average burn rate of $273,052 per month. Our intent is to be profitable in 0 months.

We have grown employee head count since the start of the year.

Over the next three to six months we expect revenues and expenses to increase. Revenues will increase as we grow the business, and expenses will increase as we grow headcount.

We are currently close to break even. We may choose to raise additional funds later in the year.

Net Margin: -34% **Gross Margin: 93%** **Return on Assets: -42%** **Earnings per Share: -$64,123.25**

Revenue per Employee: $140,915 **Cash to Assets: 94%** **Revenue to Receivables: ~** **Debt Ratio: 20%**

Wefunder__Inc._12-31-2021_FS.PDF

We ❤ Our 6054 Investors

Thank You For Believing In Us

Y Combinator
Lynn Walder
Amish Shah
Scott Segel
Scott Heller
Joseph Porcelli
Yeh Diab
Christopher Leahy
Zac Zeitlin
Saad ALSOGAIR
Brian DeRosa
Terrence Yang
Guillaume Demers
Anthony Fritz
Vijay Ragavan
Russell Murphy
Jan Cieslikiewicz
Zig Zag GmbH
Mark Dumas
Anshu Aggarwal
Brian Wolfburg
Karl T. Ulrich
John Mueller
Jeff Cowan
Daniel Alexander
Eric Kagan
Felix Remennik
Tim Fielding
Gerry Cardinal III
Jack Russo
Rem Darbinyan
Roger Guo
Gerardo Pardo-Castellote
Howard B Foltz
Gerry Cardinal III
Chris McClelland
Chris Price
Mark Nelson
Mads Georgsen
Jerry Levine
Stephen Gellatly
Jelili APALARA
Patrick Auld
Timothy Dang
Evan J SEGAL
Hossein Javid
Kevin Brown
Logan Knox
Wesley Wierson
Craig J. Vom Lehn

Shen Tong
Andreessen Horowitz
Mike Volpe
Jared Chung
Ben Littauer
Sombit Mishra
Chris Holmes
Franz Aliquo
Antoine Tardif
Nicholas Thomas
Vandana Rajagopalan
Craig W Philips
Jared Friedman
Brian Steadman
Barry R. Gager
George Mirth
Yousuf Mansoor
Peter J Bell
Jayden Aviya Shagam
Matt Edgar
Todd Lisy
Sean Hanagan
Ronald E Chandler
David Michael Brown
Matt Cannon
Eric Kagan
Tyler Whitmer
Andrew Li
Sarba Kundu
Brian Krausz
Bob Fejes
Hemal Gandhi
Scott Paterson
Tyler Whitmer
Justin Bean
Arno Hesse
Jason Bechtel
Benjamin Baller
Stavros KRITIKOS
Jeffrey Miller
Andrew Lyjak
Jonathan Rath
Mike Cozart
'Imran Razak
Andrew Newton
Roman Dzadzic
Roderick Brown
Glenn E. Carter
Vamshi Vangapally
Darian Parrish

Paul English
Amish Shah
Ben Cohen
Chris Mather
Joshua Gourneau
Joseph F Henderson
Daniel R Stevens
Ash Martin
Eric Kagan
Eugene Zhang
Justin Mitchell
Jean Oosthuizen
Jonas V. Butkus
Justin Mitchell
Tre Baker
Mark Easley
Marek Vrba
Kenneth Tepper
Andrew C Laufer
Timothy Dick
Wesley Budrose
Zig Zag GmbH
Ronald Cunningham
Kevin Kaplan
Patricia Moschella Brady
Gurvinder Singh
Evan J SEGAL
Richard Travia
Brian Wolfburg
Joseph Hermes
Andrew Andrea
David Gillie
Max Harker
Logan Knox
Scott Weldy
Michaelangelo Moran
Evan J SEGAL
Serge-Eric Tremblay
Riz Karim
John Alexander Farrill
Steven Clark
Dr. Pete I. Maduka-Okafor
Neil McCarthy
Brad Hines
Mike Curtis
Krishna Aswani
Mohammad Rezaul Karim
Steven Pong
Eugene Zhang
Evan Beuscher

Andrew Ellis
Maverick Capital
Timothy Rowe
Carl Collins
Scott Sipprelle
Vito Longo
Saad ALSOGAIR
Will E. R. Shaw
Anshu Aggarwal
David Nikzad
Antoine Tardif
Sundeep Jain
Stephen S Taylor
Josh Jones
Martin Isaac
Pramod Rustagi
Terry Cotterman
Timothy P Kysela
Sean Hennessey
Neil McCarthy
Takeo Aso
Laura Hill
Thomas Nixey
Peter Caputa
Neil McCarthy
Dilraj Ghumman
William Pettit
Jeremy Davidson
Thomas Canty
Chris Price
Doug Price
Chris Price
Young Han
Thomas Querton
Evan J SEGAL
Kevin Brown
Arie Milner
Steven Gao
Timothy Dang
Justin Bean
Quang Ho
Chris Price
Israel Robles
Roger Guo
Tony Wilkins
Peter Johnston
Brad Kessler
Andrew Li
Eugene Zhang
Fares Ksebati

General Catalyst
Yuri Milner
Conor White-Sullivan
Dharmesh Shah
Praful Mathur
Stephen Todd
C. Mark McLemore
Nihal Mehta
David Brett Kinitsky
Ronald Cunningham
Raju Indukuri
Rick Singer
Dilraj Ghumman
Peggy Van de Plassche
Khaled ALMughrabi
Brent Goldman
Alan Tabor
Dilraj Ghumman
Edgar Benjamin Cabrera
Roland Chow
Daniel Curran
Chris Calabrese
Steef Van Winkel
Richard K Smith
Brian Manley
David Nikzad
Yoav Getzler
Michael DUGAS
Faizan J. Khan
Ted LeBow
Emad Khader
Jacqueline Gardiner
Wesley Budrose
Takeo Aso
Jeffrey Miller
Sunwoo Kim
Jerry Tsai
Shadi Battah
Wayne McDaniel
Andrew Coven
Cody Heisinger
Peter Lucier
Alan Aspera
Leonard Grover
JB Woods
Stephen Carl Ekker
Chris McClelland
Michael Mentele
Eugene Zhang
John Machacek

Eugene Zhang
Tucker Max
William Wissing
Don Leeds
Zaki Fasihuddin
Benjamin Baller
Nicholas Lieurance
Jordan Fliegel
E. Timlin
Zaki Fasihuddin
Nicholas M. Ware
Thomas Spiegelman
Hiro Fujimori
John Leslie
Brian Manley
Joshua Meltzer
Guido Schlegel
Marek Vrba
Hugh Connelly
David Presson
Dilraj Ghumman
Kris Kohlstedt
Todd Werner
Michael Despo
Rahul Joshi
Ken Pittman
Benjamin Baller
Justin Bean
Jim Burtoft
Andrew Gazdecki
Kyle Okimoto
Kevin Brown
Carey Martell
Dilraj Ghumman
Steve Richter
Mark Wright
Paul J Chambers
Patrick Spaulding Ryan, P...
Kaj Pedersen
John Porter
David D. Sproul, Sr.
Lyle Notice
Marc Ramsey
David Gillie
Jerry Thompson
Sanjay Ramchandani
Jacques Fu
Ari Cohen
Eugene Zhang
Clayton Mooney

Bill Warner
Jim Alvarez
Jennifer Ku
Mark Stephen Chasan
Michael Arcos
Daniel Vannoni
Alex MacCallum
Paul Spinrad
Brian DeRosa
Brent Goldman
Florian Huber
Srinivas Gadiraju
Jonathan Jackson
Rahul Joshi
Mickie Kennedy
Mohammad Seyfi
Tihan Seale
Benjamin Baller
Roy Morejon
Brian Travers
Kaynam Hedayat
Jean Oosthuizen
Leonard Helbig
Nicholas Angelis
Scott Weldy
Marty Blackmon
Mark Nelson
David Gillie
William Starkey
Joseph Lancaster
Dr. John R Patrick
Mike Cozart
Serge-Eric Tremblay
Stephen Gellatly
Michael Jarmuz
Ashok Sanghavi
Tre Baker
Hamydoo Sy
Jelili APALARA
Travis Deyle
Kevin Hunt
Thomas Nixey
Benjamin Baller
Michael Libes
Tom Dolezal
Rick Mendelssohn
Patrick Spaulding Ryan, P...
Cory Roberts
Desiree Robertson
Jose Fabian

Johan C Nowack
Anthony Giambra
Celina Anderson
Himanshu Kapoor
John Archibald
Jamail Bogany
Marco Perez
Stephen McElroy
Louis Papp
Peter Harris
Nicholas Hillard
Ensor Point LLC
Jasper Gallo
Benny L. Walk
Matt Diogenes Hamilton
Christopher Rhude
Derek Clark
Charles Dean Jones
William Sams
Anne Sturgill
John K Roberts III
Lance Recker
Terri Denise Register
Zachary Hansen
Shu Li
Ryan Vet
Jevin Tan
Jeremy Graf Evans
Taylor Gillespie
Kim Donovan
Mounir A. Ajam
Tom Micele
Sean Stobart
Donald F Buchnowski
FRANCISCO ROA
Isaac Wiedmann
John P Martin
Ze Paulo
Alex Harvey Kaufman
James Bradley
Adrian Dahlin
Ruth Chin
Jaime Matus
Charles Edward Adams Jr.
Israel Ponce
Garimella Sarma Veera
Arijit Saha
Charles Ellis
Michael Willis
Chris Price
Anthony Messina
Demetrius Keller
William Wissing
Sumit Rathore
Trevor L Mckenzie
Sean Colombo
Seamus King
Rahul Patel
Joe Shapiro
Andrea LAZZARONI
Alexander Sung
Deep Doshi
Mike Sety
Martin D.
Corey R Jackson
Aggie Clark
Alejandro Sandoval
Jonathan Foreman
Drew Norton
Mehran Mehrespand
April Chelsea Mosley
Gary Smith
Harold Jimenez Canizales
Rochelle White
Josh Fielding
Curtis Haas
Roger Sipe
Cameron Crain
Theresa Caravello
Steve Crane
Terence Muhammad
Franco Jaramillo
John Mansfield
Jesse Elting
Lisa Laventure
Curt Andrews
Michael Lynn
Mariela Cedeno
Herman T. K. Awai
Gary Baltor
Gabriel Warshauer-Baker
Scott Li
Branden Jenkins
Amanda Peyton
Rossie Pope
Brett Grossman
Beau Buck
Bernard Loyd
Natasha Chisdes
Eric Tracy
Senthil Subramanian

Josh Morton
Jacob Lehman
Tom Gallanis
Maximilian Hug
Jesus Gomez
Victor Perez-Cotapos
Adam Hafez
Donald Lawson
Josh Shepard
Eric McGregor
Matthew Parent
Gary Small
Sam Teja
Bryce Butler
Johann Webersberger
Bradford Hanson
Jim Edlin
Samuel F Stewart
Sharath Ramesh
Angel Rosa
Jeremy Brown
Pradip Kumar SAHA
Isaac Donkor
Anthony Griglik
John Lindsay
Samuel Koch
Laura Kiernan
Manuel Bleve
Jatin Shah
Rickey Johnson
Rajveer Singh Tut
Michael Rossi
Michael Paul Lane
Carlos Gonzalez
Brennan White
Travis Versher
Todd Perdew
Andre Willey
Ijeoma Nsaka
Carlos Andres Mejia More...
Rebecca Bradshaw
Alan Pence
John R Steere III
Andrew Stewart
Bernadette Delmas
Casey Williams
Frank Palazzolo
Stanley. Evans
Julian Wright
Felix Remennik
Robert Dyson
Ruwhiy Muhammad
Robyn N Williams
Charles Johnson
James Lazor III
Fei Yao
Regan Stevenson
Malek Badawi
E Gluckert
Annette Roll
La Monte Wayne Peters
Shaunya Boddie
Wardell Carter
Stephen Gellatly
Ernst R Fanfan
Leonard Scott
Bernardt Vogel
Jonathan Gauthe
A Vaughn Williams
Dean Dahlgren
Joseph Bernard Forgue
Naveen Kankate
Jason Yoon-Hendricks
Kalley Powell
Nitin Sood
Phillip Levsky
Barbara Ann Inman
David Pierre-Louis
Mohammad Afaneh
Warren Parad
Hope Gamble
Julian Ivann
Eric Wanyoike NGUNJIRI
Sejdin Alka
Jonathan Natiuk
Adam Sloan
Daniel Murillo
Zaki Fasihuddin
Terell Burgess
Alexander Angerer
Bryan Muir
Peter Fishman
Xiaofeng WANG
Ross Whiting
Paul D. Ellis
Jon Gordon
Atul Kumar
Trisha Eggleston
Paul A. Eder
Al Sparks
Jonathan Block

Mike Sherbakov
Kevin Pires
Heinz J Schwarz
Jeff Dion
Susan Weinberg
Benjamin Chesler
Devin Curry
Gabriel Ugalde
Terry Young
Rod White
Jeremy Colon
Jane A Ogembo
Jonathan Siegel
Hunter Williams
Breck Yunits
Brian Godsey
Dave Dever
John Waldeisen
Deborah Fraser
Benjamin Kennedy
Hatem Rowaihy
Patricia Regalia
Mk Anderson
Rowell Marcos
Clifford Abraham
Simon West
Diana L T Morris
Simone Elkeles
Damian Kube
Carey Dye
Elizabeth Kalik
Laurel Perkins
Maurice Orr
Paul Rashid
Tammie D Wade
Ignas Galvelis
Gordon Pettey
Shlomi Podgaetz
Chris McCauley
Dennis Surucu
Raymond Brown (Venture...
Meredith Webb
Allan USARAGA
Ryan Cudahy
Per Olof Valdemar Persson
Dwight William Hargrave
Angela Green
Chino Lex
Jason Brewer
Michael Thaney
Marcos Moreno
Rob Jardine
Larry D Hudson
Mohammad Rezaul Karim
Jordan Baldwin
Justin C Pollard
Amanda Cryer Brown
Claire Phelps
Cameron Newland
Stephen Peyton
Gavin J Gleeson
Christoph Schiller
Jennifer Indeliclae
Donald A Foor Jr
Barry Berkson
Victor Himbaugh
Dominick Savillo
Adam Rose
Wayne B Walker
Nolan Love
Fernando Jose Ysern Bor...
Samantha Seddon
Margarita Manzo
Penni Malloy-Harper
Amos R Henry III
Ajay Menon
Steven L Tray
Rakesh Naidu
Terrence Billings
Donna J Krska
Michael Demore
Matthew Ferree
Josephus Seno
Juan Mancilla
Storied Ventures
Joellen Lin
Harriet F
Harish Damodhardas Asar
Sam Hines
Alexander Stevenson
Z. Ed Lateef
Marc Helwani
Majed AlJonaid
Xiaofeng WANG
Andrew Reynolds
Randy Messick
Michael Thomas
Rahul Joshi
Ryan Daley
Howard Stark
Marek Nenadal

Craig Brown
Sahil Lavingia
Brian Herbert
Nadhamuni R Kamireddy
Chris Beaman
Alexandra Figueredo
Bryan McDaniel
David Michael Brown
Daemion Nooner
Yinan Wang
Brandon Janca
Kevin C Miller
Carlos Cervantes
Stuart Watkins
Gregory W. Piasecki
Blake Renner Van Denbur...
Craig Jonas
Joseph Carothers
Jet Odrerir
Samuel Jackson
Abraham Joseph
Jeffery Peters
Sarah Sukumaran
Ed Rivera
Stefano Vettorazzi
Maurice Mauser
Eric Woods
Justin Bean
Jose Almonte
Elizabeth Adekoje
Marquise Brathwaite
Patrick Spaulding Ryan, P...
Edmund Hamilton
Donald E Hartley
Ruby Evans Leak
Joshua Jones
Gerry Cardinal III
Malliha Ahmad
Joseph Leonetti
Peter F Cikalo
Scott Travis
Michael Carmel
Brian Belley
Rizwan Habib
Nicky Golbahar
Lawrence Ayokunnu Banj...
Erik Schut
Luckson Stieglitz
Adam MacDonald
Jason Brausewetter
Suvda Myagmar
Deon Mitchell
Roger Guo
Kevin Brown
Claudius Mbemba
Kiietti Walker-Parker
Chima Agbam
Patricia M Baker
Candace Mounger
Shawn Beatty
Michael Kam
John Duncan
Kendra Ross
Christopher Telles
Daniel Gonzalez
Rocio Salamanca
Stephen Jenvey
Tugs Oyun Davaadorj
Kevin Cory
Sarah Bonner/Herbert Ca...
Rafael Mendoza
Kapeesh Bhaghavathula
Evan Sims
Jack Hamilton
Lance Evenson
Javier I Rodriguez
Kat Bohn
Kenneth Stewart, D.O.
Steven Arturo Rodriguez
Devorah Goldstein
Trevor P. Castor
Kimberly Key Young
William Neely
Jonathan Budd
Linda Jordan
Michael Robbins
Adrian Coronado
Donan Akplogan
Jared Chung
Jeff McAulay
Yun Fang Juan
Enrico Piazza
Wenhong Peng
Ric Fulop
R K
Jimmy Vosika
Trasey Green
Veerraju Kavikondala
Wei Guo
Suresh Goel
Donald L MORTON

David Macario
Alice Mcquaid
Leesha Davis
Scott Snyder
Steven Alexander Littaua
Tanya Deering
Max Dufour
Stuart Conover
Faizan J. Khan
Susan Forbes
Chase Schaap
Leonard Curry
Jason Levine
Michael Rains
Alberto SANCHEZ
Hugh J Pinckard
Michael K Wheeler Jr
Dave Moody
Lynn Sheehan
Ty Pugh
Nana Dooreck
Kevin Zuber
Justin Gordon
Kalilah Xavier-Duhart
Viktor Rogachev
Patrick Jones
Alex Kahn
Mark Samuels
John Lindner
Sherry Cochran
Frederick Crawford
Steven Pong
Douglas Aldrich
Stephen Darryl Bowe
Dionysius Jacobs
Gerardo Pardo-Castellote
Eric Lam
Patrick Mellor
Adrien Nicolas
Gwen G. Carter
Jacob Amanquah
Johnny Evans
Braun Mincher
Timothy James
Michael Myers
Nicolas Ritz
TaShauna Horton
Felix Nwokolo
Benjamin Du Plessis
Jamah Williams
John Klemenc
Neryk Davydov
Chris Janzen
Nicholas Heyward
Sean Colley
Todd Doherty
Nicholas Angelis
Latoya Johnson
Nick Whiteside
Francis Flannery
Michelle Laucke
Tim Rutland
Priya Bajaj
Valerie Griswold
Pranav Bhasin
Audrin Navarro
Juan P Cuevas
Alok Upadhyaya
Salvatore Salpietro
David Onstenk
Anita Benner
Todd Cowles
Majed Ah
Sergio Ramos
Kenneth Rhines
Nick OBrien
Puran S Tewari
Jaden Risner
David J Geaney
Daniel Haywood
Stan Murrah
Jason Reeves
Thomas Hansen
Luria Johnson
Marcus Mendiola
Khrys Vaughan, PMP, SCSP
Allen D. Forkell
Louie Nguyen, CFA
Roger Blonder
Chris Hulls
Noah Buffett-Kennedy
Andrew Reynolds
William Su
R K
Bradley S Flatoff
Adrian Van Luven
Christopher Rollins
Jillian Ivey Sidoti
Scott Li
Keith Guerin
Ken Parsons

Michael Meletti
Jeff Lazcano
Christopher Onwuka
Junior G Viana
Zeddikia Chisholm
Pratik Khadloya
Robert Erich
Amber Lea Bowman
Jeremy Miller
Mark Iamonaco
Paula Myers Waterman
Curtis Fullmer
Alexander Rojas
Murali Kuppa
Eton Lacon
Travis Haberjak
Brian McDowell
Adam Hill
Lawrence Alexander May...
Samuel Oppong
Michael Kwolek
Michael Mentele
Sean Woulfe
Matt Voska
Derrick Bigd
Thomas Johnson
David Becker
Omar Shehab
Maxwell Kilb
Tom Olofsson
Scott Sorgent
Tom Cochrane
Peter Serrao
John A REGIS
Matt Riordan
Andre Harrell
Francis Reuter
Andrea Moore
Juan Edward WILLIAMS
Stephan Edwards
Darron Kitterman
Kurt Yordy
Bryan Saint-Louis
Ted Wadsworth
Ty Sharpe
Jennifer Stroud
Pedro Padilla
Hugh J. Stiel
Emah Anyang
Darby Bailey McDonough
Jay Lender
Irma Lake-Martin
Cary Stynes
Sharina Moore
Jesus Ruiz
Ashley Bright
Christopher Sernel
Donald Crenshaw
Danielle Niakaros
Jake Palermo
Daniel Zawacki
Emmanuel Thomas
Dr. John R Patrick
Chirag Patel
Ralph Angelo Noriega
Christian Holley
Zach Heard
Mike Hill
Christine C Groethe
Kevin Moore
Erika Huerta-Garlington
Leslie Field
Marin Moon
Frank McWilliams
Pranee Young
Ron Sanders
Stephen Brown
Jacob Lybbert
David A Bucy
Anthony J. Giordano
Joshua Steig
John Taiwo Ojoko
Tabatha Gour
Gregory Hohertz
Scott Weldy
Brina Mata
Matthew Bryant
Riley Rodgers
Christian Haigh
Dave Guilford
Jimmy Liu
Kevin McIntosh
Wei Guo
Ravi Dronamraju
Andrew Gray
Paul A. Eder
Reid Offringa
Joshua Cohen
Sasha Ognev
John Speaks
John Janecky

Joshua Webster
Taed Wynnell
Kurt Stahlfeld
Zachary Swire
Vijaya Kumar POTTI
Frederick Penn Weaver IV
Vincent Scott
Dean Baker
John Lohavichan
Dustin M. Long
Tom Lix
Harshad Joshi
Corey Haines
Emmanuel Okosisi
Alexander Harriman
Charles Ryan Dierker
Andrew Carruthers
Derek Edward SLATE
Glenn E. Carter
Lionel Brown
Frank Rodgers
Debra Farber
David Carrillo
Christian Shelton
Murphy Posher
Javed Alam
Nicholas Haggmark
Michael Fraser
Liz Ramsey
Logan Lenz
Rob Lauria
Andrew Douglas VanderP...
Lukas Gejdos
Benjamin Gross
Hamish Webb
Rajeev Verma
Kevin Rivera
Matthew Cosenza
Kevin Joel Rivera Calderon
Patrick S Ryan PhD
Perry Martin
Josh Simons
Ayizan Regnier
Mark Ellis
Eric Lafleche
Arnaud HAVET
Aaron Pankratz
Mitchell Roe
Sadhasivaraj Nadarajan M...
Mark Holtzclaw
Jason Bradley
Joshua Hudner
Ye Zhanrui
Jeff Tang
Omar S. Hassan
Quang Ho
Rogelio Martinez
Henry Cipolla
Joyce Bellamy
Michael Fied
Milton Baker
Joe Ruettgers
Myneco Ramirez
Frederick Burnice
Henry B Harris
Steven Boughter
Richard Dahan
Kelly Cook
Jean Bustamante
Nathan Hoog
Lawrence Halff
Rony Hage
Carlos F Infante V
Michael Schweisheimer
Deborah Barnwell
Christine ELY
Guy Rodgers
Errol Vieira
Rajeev J Surati
Gerald Roger
Wendy Brawer
Mohit Gupta
Amanda J. Hardesty
John Garrett
James F Royall
Dunet King Lenin
Peter Meitzler
Reym J Saint-Vil
Green Visor Capital
Thomas Dingel
Deniz Ozuygur
Kar Mun Wong
Stephen Roulac
Scott E Kaplan
Pedro Miguel Perez Iruela
Eric Armour
Harold Schenker
Musa Akinleye
Jan Pokorny
David Chang
Tyrone Malloy

Jeremy Straight
Randy Messick
Scott E Kaplan
Gary Lardy
Jan Pokorny
Robert Brandon Sokol
Sanjeev Anand
Mashour Yousef
Prakash Kharel
Dane Treat
Pradeep S Srinivasan
Gary Charles Ventola
Kenneth Edwards
Jerry Uejio
Kannan Govindasamy
Mike Bailey
Henry Lee
Diana Matos Alves
Dee Dee Winger
Logan Bordeau
Robert Weinberg
Matthijs Van Der Wel
Angel Abascal
Andrew Milberg
Tal Charnes
Ed Strasbourger
David Astoria
Katrina L. Fenrick
Rodrigo Lima
Karrye Braxton
Michael Burnham
Luke Fowler
David Duccini
Marc Bailey
Joe Annabi
Paul Kocharhook
Janarthan Gnanachandran
Jose Alfredo Jimenez
Glen White
Jason Djapri
Philip Alberstat
Charles Morris
Kjell Nace
Freed VC
Christopher Green
Vincent O'Connor
Jose G Reyes
Byron Shepard
Doug J
Stephanie Johnson
Martin Canabal
Ivan Felipe Rico
Korhan KURT
Sami Halabi
Robert David Whalen
Samer Alsourani
Alexandre DUPUY
Marlon Wilson
Mike Panesis
Stephen A White Jr
Tony Kurbanali
Chiraag Swaly
Nathalie BERTHAUX
Jorge Juan
Jared Astrinos
Lance Gregg
Regis Epopi
Levi Y Pavlovsky
Marco Angeles
Shawn Taylor
Soichiro Yamamura
Loren Sands-Ramshaw
Joe Hanley
Kevin Hall
Hubert Lo
Martin Amps
Christopher Cummings
Cheryl Armecin
Jason A Engerman
P Savice
Blessing Edugie Ebowe
Felice Martin
Florema Alunday
Sabrina Marthaler
Jonathan Cruz
Luis Sotolongo
Steven Loi
Rahul Bhandari
Dr Blackmoor
Keith Kyser
Michael Lubker
Jens Saltin
Karen Edwards
Ts Bray
Gaurav Jain
Brendan Rauw
Jennifer Hsieh
Dante Vitagliano
Sean Liam Harrington
Anthony Lee
Samantha Elbers
Nilesh Amin

Abhishek Prasad
Charles Lee
Khaled Naim
Matt Kelly
David Simmons
Natasha Chisdes
Matt Kelly
Christina Young
Colin Brown
Sean Safholm
Evan Thomas
Al Sparks
Nadim Kattan
William Laska
Xavier Chatellier
Shah Karim
David Jenkins
Rendy Azhari Widhi Satri...
Domenic Gigliotti
Michael Krieger
Moses Gonzales
John Butterfield
Louis Stephen
John Harty Brandenburg
Kevin Dillon
Rob Twohy
Kyle Damon
Khuzema A. Savai
Swaroop Sundararajan
Claudio Gargiulo
Brad Cook
Steve Covington
Rushi Ukani
Scott Larson
Sreecharan Sankaranaray...
Frederick A Browne
Bishorup Banjara
Samuel Carstensen
Jim Pringnitz
Thomas Willis
Dave Aufmuth
Ian Howlett
Vikram Pandya
Robert Bell
Jermaine Charles
Benjamin Zenner
Brian Franklin
Micah Matson
Martin PERMINAS
Khori Whittaker
Jinmei Zhang
Eniola Z Akintayo
Oleg Lysiak
Chris Rivett
Briarley Davidson
Marcos Mejia
Gret Glyer
Lucas Lansard
Fatima Bz
Martin Obono Jr
Dean Wegner
Jasiel Moreno
Maria Katherine Prieto
Mark Robertson
Carl Adams
Wei Deng
Jean Brown
Nobis Sol-Akubude
Kevin Mendonca
Caleb Rodrigues
Richard Krejcarek
Scott E Kaplan
Kwame Rashad Creswell
Tawanda Jongwe
Pedro Sostre
Haidee Geter
Troy Pack
Judy J. Okazaki
Anne Gustavson
Luis A Centeno
Daniel Guido Flores
Alejandro Monarrez
Kenneth G Schreifels
Mark Perlmutter
Olivier Wullen
Freeman Whenwerise
Joseph Lease
Evan Thomas
Anjali Oberoi
Nefertiti Winters
Phillip Tirman
Frank Neundorf
Karen Groff Hendricks
Jesse Card
Walter Foddis
Zhenguo Li
Keith M Elam
Benjamin Djidi
Joel Abecassis
L K
Kyler Dressel
Dustin Schouten

Nenets Investors
Andrew Maury
Sasha Ognev
David Lanfair
William McGuire
Yuri Niyazov
Suneel Kumar Parvathare...
Vishwa Raj
Eric Gilbert Rodli
Raj Gurung
Francois Pereira
Benjamin Hendricks
Anton Staroverov
Michael Folkman
Chibueze Okorie
Herve T. Fonkou
Grant Wierson
Joseph CHRISTY
Mitchell Weaver
David Deighton
Neil Fabbri
Darshak Dhanani
Richard Sheng
Neil Young
Bill Daly
Marco Massari Calderone
Rachamim Bitton
David Friedman
Brian Roberts
Jose Urquiza
Alonzo Lee
Lior Zysman
Uriel 'Bendi' Sandoval
Jonathan Lo
Joe Hayes
Cing San Lun
Guillermo Parra
Gabriel Dvorak
Michiel Schuurman
Cody Appledorn
Zachary Ratliff
Nathan Fredell
Robert Arnold
Gerard Hernandez
Chirag Bhatia
Aaron Swenson
Samson Dufegha
Javier Manzano
Mike Kremen
Susan Chiffy
Kurt James Korkowski
Wyatt Hicks
Colin Thomson
Abraham Leabres
Paul Lin Chen
Nick Bezner
Ryan Finegan
Vasily Pronin
Jeremy Reding
Anthony Ndungu
Alexander Madinger
J.R. Coleman
R.T. Dubs
Britnie Stuward
Alan Huong
Kenneth Rubi
Nikki Yeager
Ani Kochiashvili
Omar Mendez
Matthew J Vinez
Stephen Grinalds
Zac Moore
Tyrone Arrington
Larry Belmonte
Juan Padilla
Toby Welsh
Phil Yocca
Tc Ferhat Tabaru
Owen Koucky
Joseph Arcila
Richard Renn
Kyle Britt
David Peng
Amir Nader A Ghazvini
Andrew Merrick
Ryan Arnaudin
Nathaniel Chapman
Cezar Cristian Andrei
Martin Phan
Steven A Bulger
Ashu Raina
Wesley Dean Remillard
Shiya Gross
Robin Weekes
John D. Lofton IV
Shavin Christopher
David J. Cornell
Guido Indij
James Connolly
Andre Wilkinson
Jon Stein
Kevin T. May

Ron Hudspeth
Todd Herrold
Danny Olinsky
Ruben Hillar
Sean Ward
Kris Krishnamurthy
R K
Tyrone Malloy
Jeffrey Feulner
Bobby Edelman
Joep Meijer
Viney Mittal
Cam Dunn
Sasha Ognev
Matt Kelly
John DeNobile
Michael Michael
Ron R.
Brian Patrick Lane
David Roustio
Chris Moreno
Derek Haviland Tobias
Larry Heller
Hillard Harrison
Jason Victor
Austin Edwards
Kathi Ellis
Terry Rose
Jared Sink
Bing Pang
Richard Pope
Vihan Khanna
Raul Alejandro Luyanda-...
Desiree Callender
Dana Olson
Lawrence McAlpin
Ryan Buckholtz
Andres Barcelo
Aldena Bequillard
Mike Rice
Michael Buschman
Christopher Biesanz
Jason K. Majid
Tawana Greene
Philip Balliet
Greg Tanner
Eric Panabaker
Dawn Wilson
Neil Gako
Tyler Tringas
Daryl King
Harilaos Tsindos
William King
Tawfiq M Alkilani
David Sensenig
Aimee Supp
Joan Rodriguez
Michael J. Hopfensperger
Daniel Kearns
Andree Robinson-Neal
Roman Richardson
Dipanjan Chatterjee
Adrian Najar
Mika Franolich
Hector Rosario
Glory Jayagaran
Brian Zisk
Fnu Anurag
Edward Hansen
Anthony Veloso
Sam Divandra
Adam Judd
Daniel M McCarthy
Katelin Hogan
Laxman Dahal
Rahina I Zomah
Andres Kuverpaser-Gould
Brent Thomas
Julia Casey
Stephen Carr
Barb JONES
Rohantha Embuldeniya
Roy Johnson
James Irvine
La Rhon Walker
Scott Calafiore
Glenn Michael Jagdeosingh
Mohit Shantilal Baffna
Shubham Bansal
Stan Makarenko
Kathryn Bloom
Benedict O'Mahoney
Janel Hernandez
Lekisha Laster
Rodrigo Rodriguez-Novas
Kristin Bash
William Marlin Pickens
Bill McCarthy
Sherry Mitchell
Zachary Marcotte
Cheeks Cobb
Derek Pankaew

Devin Corr-Robinett
Howard Stark
Shawn Tsao
Wilfrid Jean-francois
Wael Azer
Keith Guerin
Roger Austin
Sasha Ognev
Fiona Richards
Eric A. Plowman
David Canter
Aaron Schwartz
Duke Duncan
Jeffrey Stamm
Martin Mak
Steven Grabarek
Glenn Payne
Jessica Baker
Chris Mikelson
Mike Merrill
Rajiv Sud
Atul Shrivastava
Jack Phillion
Craig Mayo
Aaron Gopp
Matthew Loughran
Joe Bonomo
Kirk M Gilmore
Huang Aaron
Afanasii Kurakin
Erica Beache
Ryan Soderberg
Alexander Rector
Gary Johnson
Dave Tu
Wade Keller
Robert Frisch
Darin Franklin
Felix Galvan
Naman Gupta
Vandal Tran
Wayne Allen
Vt Chng
Kevin Fulmer
Francois Rodigari
Hector Casillas
Joseph Madel
Mychal Edelman
Lolita Taub
Sean Hanna
Cecilia Liwag Gallagher
Daniel Cruz
Christopher Ingram
Jon Jon Salon
Dwight D Thomas
Jamie Banes
Ikenna Uzuegbunam
Cynthia Gonzales
Kevin Flanagan
Jacob Durst
Rebecca M Whitcraft
Paul Amerigo Pajo
Shane Pittson
Robert Hawkins
Perry Mason
Will Waisbren
Eric H. Shyu
Robert Cerha
Landee Martin
Matt Reynolds
Thomas Elliott
Chris Kibbe
Michael Andrew Golt Jr
Dk (Debrakay) Punzi
Timothy Chiong
Tristan Kilian
Jorge Varona
Morris James Jenkins III
Yvonne Yeboah
Justin Keith Reeger
Tay Baker
David Knight
Than Tibbetts
Toma Gulea
Felipe Quiroga
Daniel HINKLE
Greg Lansberry
Frederick Powell
Baron Huntington
Stuart 'Shmuel' Stein
Tyrone Glover
Marcus Banasik
James Mendenhall
Richard Floody
Lee Idonthavefbmesseng...
Isabella Haffelder
Robert Jacobi
Adonis Patrice Folarin GU...
Schuyler Janzen
Lim Gee Thiam
Manhar Chopra
Brandon Carter

Hozefa Moiyyadi
Joep Meijer
David D'Antonio
Dave Aufmuth
Latchman Hardowar
Patrick Lundquist
Arlan Hamilton
Natasha Chisdes
Holden Karau
Cory Anastasi
Steven Gorman
Yiannis Bessiris
Micha Mikailian
Lawrence Hutchison
Leslie Chiang
Kishavan Bhola
Nicholas Peterson
A.J. Ripin
Shaun Getty
Giuseppe De Giorgi
Brent Taylor
Charles Louis Dirienzo Jr
Christian Solis
Darrin Lons
Patrick Lincoln
Arvind Toorpu
Matthieu Jacquier
Adolfo Andrade
Shawn King
David Prorok
Steve Callan
Terry L.Carter
Kevin Gelasio
Melissa Major Summitt
Sandor Mandoki
David Exe
Milton T. Nettles. Ed.D.
Caleb Barnes
Steven R Kuhns
Stewart John Hill
Carly Govind
Botty Dimanov
Charlie Cheesman
Tashmarie Smith
James Hart
Mohammed Khonizi
David Rawlings
Tiago Nakamura
Ryan O'Leary
Fnu Fahad
Ozgur Alaz
Tommy Shellberg
Dietmar Puppendahl
Balint Deaki
Shelley Foster
Jeremiah J Cox
Mary June Makoul
Madi Rifkin
Matthew Ross Schonert
Thomas J Cortese
Mattia Alba
Kimberly S. Arrington
Julie Negussie
Seng Ing
Jennifer Daniels
Paul Miller
Miguel Mascarenhas
Muhammad Abdurrehma...
David Shemas
Thomas Hyde
Andrew Robinsonwr
Howard Warren
Jordan Sellers
Camille Strano
Justin Duan
Tawana Rivers
Rebecca Casuga
Frank Stapleton
James LaBonte
Sebastian Fidilio
Fergus Mc Pee Pee Pants
Ernest Park
Brad Stephenson
Isaac Santillan
Angel Colon
Bo Rasmussen
Jesus R Gamez
Patrick D Oneal
Jesse Thompson III
Richard Rieman
Farooq Shah
Jason Junge
Nofisat Alabi
Michael Snead
Felix Tan
Michael Abdelahad
Denis Semenenko
Adam Mundok
Nancy Dorwin
Elias P
Blair Brown
Bryn Meehan

[deleted user]
Bobby Edelman
Harold Schenker
Rick Mei
Enrico Piazza
Molini Besozzi Marzoli Srl
Brad Dreifuss
Michael Wixted
Andrew Fritz
James Gambucci
Jeff Bargmann
Thomas Cotterell
John Bou
Sylwia Si
Michael Kollins
Joyce E DIBBLE
Brian Connelly
Stephen Beauchamp
Laura Valentino Romero
Deepak Goyal
Ivan Galchenko
Michael Folkman
Charag Krishnan
Nicholas Edwards
Blake Elliot
Eduardo Mateos
Miguel Medina
Christi McEachern
Subramanian Rama
John Petrasanta
Luke Mertens
Stuart Godwin
Brooks Ellis
Nicolas Mejia
Erik Tingelstad
Brian Christie
Jean Hoffman
Fawn Bertram
Ron Van Gelder
Jeremy Nelson
Richard Cochran
Michael Bistreich
Melody Schoenfeld
Henry Shao
Edgar Arvelo
Boris Lianto
Dennis G Morgan Sr
Lakshman Diwaakar
Gina Zima Clarkson
Benjamin Chait
Salvador Chavez
Sang Woo Nam
Christian Malmstrom
Dmitry Strizhak
Steve Sursa
Stephane Davezac
Isaac Kuhlman
Deschamps Martial
Richard E Jenkins
Carroll Geesaman
Antonella Rizzo
Hugo BN
Nick Shingleton
Jeffery Gray
Konstantinos Stamatoukos
Eddie Ler
Hayden Rose
Nathaniel Bear
Peter Scheffknecht
J Brian Wade
Talanda Williams
Rhonda Humphreys
Kamar Mustapha
Michael R Knight
Michelle Flynn
Tony Fajardo
Patrick Devereaux
Carla Dearing
James Reynolds
Ali Godrej Patel
Jesse Webb
Lelan Bosch
Michael A Daniels
Imee Rose Tagaca Chellev...
Jim Waller
Lamy Saint-fleur
Darshak M Patel
Richard A HYDE
Jack Sargent
Nikita Rvachev
Amr Kayid
Jorg Waltje
Yvette Wilson Sherrill
Paul Senyszyn
Daniel A Tuttle
Bonnie Wise
Margaret M White
Dave Look
Hilmar Lapp
Jered Fahey
Dave Shepherd
Andrew Snyder

Franz Spadari
Timothy Hall
Grisha Gutkin
John Kucala
Jeremiah Schwarz
Sandy Wagner
Alex Arriola
Nick Barr
Nickalus Mainor
Pelle Laras
George Rota
Harold Israel
Roger DeReu
Ken Brockman
A. Fetter
Brandon Hellenbrand
Angelyn Hernandez
Prakash Kharel
Deitric Giles
Armin Schmidt
John Sims
Aaron Saxon
Jonathan Parra
Taoufik M
Julio Cesar Bolivar
Michelle L Campbell
Zioness Amaka Curry
Steve Force
Jo Anne Lamb
Warra Foster
Christopher Triplett
Jack Brickhouse
Evelyn Ram
Deborah Richards
Kaszo Robert
Robert Dietrich
James Lee
Catherine Burgard
Aditya Deore
Whitney Jean
Diana Knight
Surendra Yadav
Luanna Banghart
Mircea Pasoi
Quinn L Driggns
Richard Lupomesky
Matthew Laks
Edmund Morris
Hagiel Abioyeogun
Florian Felder
Ritesh Sharma
De Marco Davidson
E. Frischhut
Danielle King
Nicolas Warren
Kevin Lagrazon
Nicolas Gallet
Neek Monet
Raul Gonzalez
John Cruickshank
Mohammed S Rais
Neal Menaged
Michael Wassong
Carlos Argilagos
Gopal Mohapatra
Craig Friedman
Mitchell Farrell
David A Burnie
Edward C Young Jr
Navneet Latawa
Hyrum Gillespie
Alfonso Diaz
Oliver Ray Reed
Cole Dorgan
Alex Kean
Jim Jensen
Mike Roussel
Ricardo Silva
Robert H. Lewis
Ashley Nash
Samuela.T. Rokocakau
Matthew Bilodeau
James Garner
Dibakar Ghosh
Robert Samol
David M Keith
A. R. Johar
Scott Alan Harwick
Joshua Steele
The Abigonia Enterprises ...
William Pentler
Michael Merriman
Ralph Cecere
Mark Richter
Karla Unger-Laffin
Jon Matthew Taylor
Gary Conklin
Mit S
Kayode Akintola
Frank Barbieri
Caprese C Wippich

Matt Vest
Robert Goodman
Jonathan Vasquez
John Swiger
Tuomo Rapo
Robert P Farhat
Ellakisha O'Kelley
Alex Wolff
Hao Huang
Sally A Lewis
Yannic Herzog
Philip R Mack
Jeff Lai
Brandon Kuhn
Michael DePue
Omar Maratouk
Larry Parker
Jessica Lissner
Justin Murphy
John Bertone
Kristian Newquist
Franz Huber
Denise Daniels
Ronald Yu
Kav Khalsa
Ejvind Jacونsen
Izzy Micheo
Max Wong
Chuck Pisano
Stacy Smith
Ezra Alexander Cohen
Dana Woods
Bradley Harris
Othniel Tomtania
Joel Grasman
Tim Soerens
Cindy Brillhart-True
Nicole Delts
Nikita Kozlovskij
Eluem Blyden
Marlon Martin
Patrick Hyde
Shahriar Kabir
Dev Meley
William Lanni
Gabriel Rakoski
Mat 'Quickie' Tainow
Puru Dahal
Eric W. Harding
Adam Klock
Andrew Garcia
Larry Pankey
Amy Herman
Tahira Wade
Matthew Hales
Ryan Taylor
George Sebastian
Arthur R Garofalo
Dean Perry
Lodewyk Spies
Kabe Roashan
Richard Fite
David Spitz
David Williams
Joseph Quickle
Kim A Lewis
Samarth Beri
Shakeel Ishaq Ansari
Evan Blaustein
Phong Nguyen
Erik W Cheng
Martin Royalton-Kisch
Jonathan Cherwa
Joshua J Kastner
Preston Zimmardo
Brian Sweeney
Daniel Anastos
Saad Bouhmouch
Adimchi Onyenadum
Srinivas Palavarapu
Belinda Quach
Stefan Seidel
Alan Heinze
Thomas Mills
Michael Gorokhovsky
Jack Putnam
Douglas L DeVries
Chris D. Busick
Luis Guillermo Torres
Jack Fox
Ashok Batra
Luis D. Concepcion
Alfonso Lazaro
Clay Elliot
Herman Awai
Patrick Whitfield
Robert E Lasher Jr
Judy Verkuilen
Nicholas Levy
Wenbo Tao
Donald Rubabaza Bahizi

Roberto Albertella
Christopher A Dellario
Billie Dyson Sr.
Asanga Ranasinghe
Daniel Walker
Liam Power
Wendi B Carpenter
Naeemah Rucker
Imtiaz Shams
Samuel Noriega
Allen Witters
Nash Williams
Rocheka Thomas
Anil Patel
Lori Shields
Marcio M Ribeiro
Joseph Spradley
John Kohler
Li Trinh
Tray C Hardy
Derek Prost
Patrice Wright
Arun Kalathil
Stephan Meyers
Ezra Goldman
Stijn De Wijs
Casey James
Rachel Koscielniak
Jim Reitz
D Tyler
Matthew Dyer
Jeni Boerger
Carl J. Rohling
Melvin Daniels
Carlos Manrique
Ed Chen
Cam Mabins Jr.
Gerardo Cuellar
Jamaal Rahman
Ron MacDonald
Anade Davis
Jesse Aguilar
Marijka Grey
Jean Hamilton-Fford
Konstantin Maslennikov
Douglas JORDAN
Lydia Polyzou
Dane Treat
Jeffrey Metzger
Alagiri Senthilkumar
Monica Chacin
Vinh Nguyen
Kimberly Woolford
Linda Paquette-Bachelder
Adrian Versteegh
Mandeep Singh
Gabriel Warshauer-Baker
Tim Cederman-Haysom
Duane Gabriel
Lily Limusanno
David Vrba
Art Garofalo
Kevin Koons
Peter Yanchyshyn
Rainer Filthaut
Charles Hollstein
Chester Sappington
Niveen Tadros
Matthew Leung
Govindarajan Umakanthan
Eric Schubert
Jeffry Bernstein
Jim Leffew
Kaleeswaran Jayakalimut...
Jeffery Munsell Cooper
Alfred Mbwembwe
Johnathon Marshall Taylor
Robert Paul Rose
Thomas Schultz
Johnny Reese
Joel Overdorf
Crystal Paris
Michael Hall
Dave Costenaro
Dennis Hatfield
Ronald Clark
Douglas Harrison
James MacDonald
Martin Royalton-Kisch
Xi LIN
Joseph Lalley
Chinedum "Chin" Uguru
Telesphor Kamgaing
Stan Lindenfeld
Howard Foster
Connie F BALLARD
Marjonjer, LLC
Brenton Crozier
Marsha Weisss
Ravi Vytheeswaran
Vladan Lalic

Patrick Haro
Arthur Phillips
Jim Setto
Jonathan Brosnan Williams
Linda Pearce
Anthony Thomas
Sam Holmes
Sean Jones
Jeff Stephens
Eric T. Lewis
Wardell Holt
Julian Lee
Christina Maddox
Cynthia Gillespie
Najva Sol
Utpal Doshi
Jewel Wall
Sabrina Washington
Chris Atkins
Maurice Denmark
Michelle Ma Belle
Timothy Easter
John Reilly
David Amselem
Paul Williams
Adam Bhakrani
Allison Miller
Elliot Loh
Edlin Choi
Christina Raggio
Antonello Loddo
Lloyd Jackson JR
John Fix
Rebecca Thistlethwaite
Jesse Jou
Brian Leyde
Nathaniel E Frank-White
Andre Hatchett
Kenneth P Lawson
Khan Akmal
Rayford L Davis
Emily Witter
Ashtin Ramirez
Avinash Agarwal
Doris Cheng
Hen Drik
Stephen Oparaugo
Elliot Grossbard
Daniel Willson
Jonathan Bardalez
Randa K. Aladdin
Daniel Figueiredo
Hung Jen Hung
Yocheved Herrmann-Blan...
Cheryl Baker
Timothy Jerome Kelsey
Carmen Thompson
Jay McCarthy
Gordon Bowman
Sankar Muthukrishnan
David Dressman
Hui Peng
Stanislav Rozenblat
Girish Amin
Raj Thiyagarajan
Girish Amin
Sandra Lee Gookins
David Hahm
Rainer Filthaut
Sanjeev Kumar GOSWAMI
Bradford Trull
Rainer Filthaut
Gary Hooper
Tom Williams
Timothy Dickens
Michael Robustelli
Geoffrey Lordi
Lori Nye
Kesava Yerra
Chris Paterno
Michael Kurras
Steven M Holowicki
Brian Lemon
Kartik Aysola
Calvin Thomas Adams
John Reid
Stephen Andrew Hearn
John M. MAIORANO
Roy Henry Jr
James NIGHTINGALE
Rob Schaefer
Jeffrey Rayman
Nathan Kurcz
Olugbemiga Oladokun
Vinamra Singhania
Fahad Bader
Yousif Abudra
Andrew Mueller
George Mower
Lawrence Duke
Michael Rubin

Jana Means
Skot Allan-Colacicco
David Buhagiar
Casey Ray
Nicklesh Madoori
Jasmine I Farrell
Fei Xu
Kiyoko Osone
Jean Francois Lopes
Timothy Davis
Brian Jason Bailey
Cindy Thomas
Danny M. COX
John Watson
Shawn Pyfrom
Jules Marshall
Timothy Lee
Nathaniel Travis Roberts
Samuel Apata
Curt Ingram
Sherrie McMillan
Adam David
Don Tran
Ndeshimona Iiyambula
Alissa Johnson
Riven Dante
Andrew Loh
Janene Reeves
Phinehas Kinuthia
Tamara Houston
Alexandra Adams
Art Brown
Sir Goat
Jared Hanson
Russell Tammany
Collin Ferry
Mitch Barlas
Tameka Marshall
Amit Mehta
Scott Newton
Christopher Sollog
Reyner Tantra
Dean Morgan
Jeremy Almond
Christophe Ribourdouille
Joy Denise
Maha Barakat
Rogvi Joensen
Travis Wilson
Henry Ng
Daniel Maldonado
Mitchell Flickinger
Jennifer Menite
Lucas Fernandez
Alex Pierson
Phil Allin
Kevin Neumaier
Joshua Langsam
Mark Weissman
Md Pham
Rainer Filthaut
Michael Metz
Mark L. Brock
Michal Haltuf
Jeffrey Gross
Timothy W Fisher
Joon K Kim
Stephan Robinson
Brian Sweeney
Gregory Connor
Hal Aaron Davis
Joven SALA
Timothy Bernier
Loryn Higgins
Allison Reaves
Miguel Duwayne Charles
Kent Armstrong
Averri Sinkshous Peterson...
Kenn Darling
Tyler Gilmore
Faisal Mohammed A AJAJI
Regina Reardon
Dvir Gefen
William Tomiko
Thomas William Wooff
Byron W. Smith
Kevin Fucile
Julian Haw
Hellen Mbithi
Robert Lambert
John Frederick Adderholdt
Rainer Filthaut
Nelson Cruz
Magdalena Reyes
Roger GREGG
Roberta Hoye
Adam Matalon
Danny Knee
James Trent
Evan Blaustein
Chris Connors

Massimo Frezza
Kevin A Barry
Anthony Johnson
Nicole M. McClain
Jason Towns
Lev Ratinov
Dion Childers
Christian Danger Doming...
Joel Camargo Jr.
Taylor Duffy
Sasha Targ
Tom Hillebrecht
Sam Jones
Eli Wilkins
Ben Droz
Carol Lampe Heksem
Jb Guard
Adeola Ifaturoti
Ilya Zarembsky
Mandi Nicholson
Ariel Zavala
Adam Bierton
Richard Wooten
Tim De Rooij
Amr Elrouby
John Rourke
Sarthak Chowdhary
Dylan Abraham
Michael Smith
Goktug Yilmaz
Sandra Black
Yolanda Bauji Scott
Alisa Lund
Gene Zdenek
Zubair Alpuri
Oyewumi Iyiola Abdulafeez
Matthew Kneiser
Christian Verwiebe
Yolanda Hamilton
Emma Faye Marbley
Dane Christensen
Len Badgette
Kasey M Peel
A Kachi Ibeleme
Charletia Beard
Ken Mora
Ray Shan
Farhan Abbasi
John V Nicholson
Mitchell Stephens
Massimo Merighi
Mario Hayden
Andrew Smith
Justin Story
Ryan House
James C Peters Jr
Stefan Kalb
Kayla Bruzzese
Morris Gelman
Sharlee Cretors
Pravin NARWANKAR
Boon Keng Pui
Walter Tucker
Mondell G. Crosby
Rainer Filthaut
Brian Hopkins
Joseph H Jezior
James Croke
Bradford Trull
Sheryl Hoffman
Phid Onwuzurike
Stephen William WALLS
Gregory K Plambeck
Nathan Boyer
Alec Campbell
Dan Daugherty
Wayne Berry
Phid Onwuzurike
Jackson Lucas Sales De L...
Stefan Stobbs
James Oxley
Joseph William Palese
David Muller
Stefan Hoenicke
Randall Gee
Earlon W. Carsley
Bernardlee Scraps McCune
Walter Tucker
Croci Land Holdings, LLC
Suzette Pornelos
Akeem Jacobs
Renee Nicholson
S R
Joe Ossai
Sanjeev Kumar GOSWAMI
James E Warren
Vijay Teja Gottipati
Ron Lachman
Philip Reilly
Bryan Leaphart
Krista S Hackler

Kim Manning
Paul Gordon
Peter Junot
Evans Donnell
Nitish Matthew
Eric Cronlund
Manoel Lemos
Arthurlyn S HAWES-BAR...
Gregory Goehner
Timothy Stonedancer Col...
Calvin Ram
Joel Vazquez Jaime
Mallory Oschner
Joel Benjamin Hartman
Fredy Trinidad
Freddy Villamarin
Kyle S. Goodwin
Armando Morell
Robert Simandl
Gerardo Jose Santiago R...
Fernando Bonilla
Maria Racho
Ronald Allan BRIOSO
Qijin Zhang
Karl Erfurt
Daumantas Magpie
Paul Madsen
Marilyn Assan
Joe Wilson
Matt Goldenberg
Krista Key
Andrea Sadowski
Jack Serfass
Michanna Talley Tate
Dade E Ronan
Roderick Herron
Fred Thompson
Derrick Main
Bobby Simpson
Julio Rodriguez
David G Adams
Ken Manni
George Kao
Paula McKenna
Tracey S. Porter
Desmond Walker
Diana Peter
Janet "Jessie" Buehrer
Julius Cesear
Angela Pryor
Kevin Fnb
Sohail Jooma
John Lawson
Rick Duggan
Brian Bourn
Richard Li
Amir Nathoo
Abelardo V Lacano
David Zhou
Ricardo Montoya
Stephen Cannon
David Dressman
Robert E Larson
Girish Amin
Jeremy Hinman
Henry R Hague, III
Lia Luczynski
Dar MANARANG
Walter Tucker
Judith Mueller
Kumar Jensen
Van Elsby
Tammy Takacs
Kimberly A. Kalman
Suzanne Rogers-Lipsey
Alex Lebon
Hira Vishwakarma
George Adkins
Vivek Sachdeva
Paul Zhu
Matthieu Maradei
Dusty Hass
Roshan Joshi
Charles Hirbour
Scott McIntyre
Kim Kuncl
John Pereira
Alexander Donnelly
Darren Estes
Tuan Anh Bui
Lavern Poppe
Beall WILLIAM
Amanda Mark
Gary Huckabee
Ken Phillips
Phillip Carter
Adam Field
Clendon Ross
Leeanthony Markey Jenki...
Dave Komer
Adam Sweeney

Teng Kit Foong
Brian L White
Randall Severson
Rayth Myers
Richard Shafranek
Michael Isaacs
Alex Lubman
Michal Todorovic
Jacob Meyer
Jonathan Cox
Julia Dennett
Jose M Vidal
Brian Leshinger
Samuel Schwartz
Santosh Reddy
William Johander
Marc Sandoval
Michael Kelly
Eric Satz
Michael Allman
Fabricio Miranda
Michael J Bueker
Phil Turturici
Jim Von Eiff
Van Duc Nguyen
Edwin Wanner
Oscar Grandas
Andrew Nordmeier
Brendan Buckner
Robert Jacques
Paresh G Vallabh
Carlos Salas Porras Soule
Rajneesh Mehra
Robert V. Castro
Vikash Kumar
Mark Schroeder
Alexandros Washburn
Mary Ellen Scullard
Rick Schiebinger
Aubrey Chernick
John Patrick
Frank Segler
Robert V. Castro
Viktor Szathmary
Robert Hempton
Ted Ko
Marc Stephen Johannes
Paul Roberts
Dharmesh Kumar
Jim Palmieri
Patricia Fromer
Patrick Parker
Jason Laramie
Alex Kozinski
Vinay S
D Hung
Srikar Veerareddy
Thomas DePasquale
Pang Ching Herng Jerome
Kevin Kell
Stephen Ross
Peter Obesso
Aran L Nathanson
Ramon Gonzalez
Gaurav Garg
Howard Sun
Gabriel Santiago
Sean Harrington
Hoyeung Lam
Brandon Ellsworth
Bernard Dzata
John Kaye
Paul Sundelson
Ethan Israel
Carrick Woodfield
Peter Carbon
Nasir Zubairi
Robert Millar
David Stockwell
Marvin McCreary
Nezamur Mollah
Rodney Philip Sevene
Martin Nwosu
Joseph P Crotty
John William Polomny
Sumith Jain
Duc Cong Danh Luong
Kent Mein
Kenneth Womack
Jeff Park
Pious Teah
Phyllis Lamken
Eric Hess
Marin Perez
Justin Urman
Dean Huysamen
Sheldon Cohn
Shelly Chin
Kevin Cluess
Brian Kleiner
Elijah Clarke
Jim McFall
J Marius
Bala Ramachandran
Rick Staines
Corey Nichols
Eric Thorne
James W Bumb
Wolfgang Richter
James J. Pallotta
Sebastian Claussnitzer
Michael Segal
Michael Segal
Kent W Cox
William Sullivan
Edward Shin
John T. Riecker
James Kelley
James Gray
Michael Golden
Phil Apostolou
Terrence Cowman
Travis Given
George Gartseff
David Christensen
Brent Palman
Paul Nixon
Qiang Lai
Michael Kelly
Hardeep Singh
Manfredo Mazariegos
Danny Farra
David Christensen
Thaddeus Onwuka
Steven Chang
Walter Rowntree
Arthur Malkani
Ryan Jones
Charles Lawrence
Marc Carney
Aubrey Chernick
Elaine Hsu
Eamon Baghernejad
Qiang Lai
Thaddeus Onwuka
Carl Zhou
Louis Beryl
Dennis Eckard
Craig Shapiro
Christopher Todd Payne
Chang Woo Lee
Carlos Bianchi
Shannon Trochesset
Christopher Duke
Curtis G. Fee
Anand Vijay
Yuchen Liu
Rajneesh Mehra
Nirupa Keskar
Vikram Srinivas
Ian Davison
Daniel Ikeda
Martine Amundson
Akshat Jain
Stuart Hansen
Nicholas Pullman
Daniel Walz
Max Bastow
Kevin Oh
Sean Hong
John Prestidge
Bill Maloney
Marco Frabotta
Maxim Fedotov
Bryant Salcedo
Joshua Charles Tyrell
Ryan Ley
Andrew Lee Rutherford
Patrick J Perron
Ashish Shetty
Balwantrai Mistry
Derek Kramer
Hari Dahal
Brenton Mathew Bersin
Lawrence Copeland III
Thomas Sterling
Narendra Tulsy Dindiyal
James Jenkins
David Reihl
Starr West
Sundeep Singh Ahuja
Peretz Shapiro
Catherine M Doane
Lloyd Jacob
Yogendre Kumar Patel
Sheldon E AUSTIN
Alex Garlen
Guido Mosca
Ronald A King
Katherine Francis
Edmund T. Mudge, IV
Nigel Harris
Whit Smith
John Allison
Robert Miller
James J Davis
Daniel Morales
Shalom Rakhminov
Navneet Latawa
Stephanie Makishima
Michael Abbott
Samir Vanza
Asad Husain
Brian Leshinger
Elizabeth Mills
Mariko Tokito
Lloyd Feiler
Eliot Goldberg
Jacob Meyer
Tom Montgomery
William Golden
Mitchell Barack
Chim Yong Chin
Jon Katzur
Humberto Avila
Max Bastow
Sherwood Neiss
Neil Benjamin
Joe Robinson
Aaron French
James A. Terranova
Quan Zhao
Melvin Kestner
James J LeKachman
Brandon Ellsworth
Antti Pohjonen
Emmanuel Mboho
George West
Stephane B.
Paul Simpson
David Lundgren
Aubrey Chernick
Jay Dias
Abraham Livchitz
Neville George
Corbyn Larson
Bryan Jendretzke
Erik Schneider
Sylvester Arcaro
Nick Petek
Ronald Meyers
Carolyn Stewart Houston
Ted Ko
Alexander Winter
Alec McNayr
Brian Ciriaco
Brian Doyle
Harry Cohen
Michelle Dorminey
Arnaud Caussin
Mark Everingham Jr
Charles Stevens
Kumiko Oga
David Troxell
Sharon Button
Aaron Ishigo
Patrick Parker
Jim Burgin
Kenny Kristianto
Mohammed Ellis
Steve Chen
Timothy Baxter
Michael Ostrander
Igor Kirzhner
Marilyn Monter
Jason Waskey
Robert Sacks
David Warshaw
Francis Liu
Robert Mitchell Chapman
David E Durant
Dennis Eckard
Michael Mansfield
Olga Milman
Bruce Houck
Albert Lardizabal
Mike Widner
Adam Rotter
Eyo Aloysius EKANEM
Manuel Eiras Casal
Philip Ashcraft
Liam Simmons
Vernon Baines
R Ichard Harlan
David Sandgren
Christopher Gulliver
Arnessa Dowell
Lee Szam
Thornton E Mountford
Deborah Crockett
Scott Aderhold
Joseph Michael Taylor
Matthew Barzowskas
Luke Rosedahl
Jeannine A Henry
Cindi Darling
James Savory
William Hall
Fermin M Mendez
Mike Dorsey
Ahmad Aghar
Jerel Novick
Adrian Weisensee
Michael Mansfield
Praveen Paritosh
Rakesh Mehta
James Gray
Allen Sorbo
Kartik Bhatt
Brian Leshinger
Amkidit Afable
Ronald Swartz
Alec McNayr
Carl Monzel
Dan Adler
Donald J Woodyard
Nam Nguyen
Scott Nesbitt
Donald H Glockner
James Williams
Dennis Marzen
James A. Terranova
Alexander Fry
Jared Gerstenblatt
Greg Merritt
Michael Johns
Roger M Bean
Eduardo Herrera
Steve Dropsho
Christopher Blad
John Kupferschmid
Ed Roberts
Brennan Hay
Aaron Drabkin
Ravi DeSilva
Andrew Zimmerman
Patty Rodriguez
Daniel Chang
Ali Chunara
Dyncort Richards
David Troxell
Alan Soe
Sulexan Chery
Vindi Sedey
Ken BREHNAN
Thembile Mtwa
Samuel Nwanze
Tim Coy
James Johnson
Katherine Henriksson
Daniel Parlow
Andrew Zimmerman
Vitaliy Kushnerov
Holly Millar
Thor Welander
Tyler Bolt
Gordon Bennett
Yathindran LINGAM-NATT...
Daryl Campbell
Parry Nickerson
Raylan Jennings
Peter Baltus
Jeffrey Park
Rod Miller
Mark Gimbel
May Ngai Seeman
Richard J Rosebery
Alex Kozinski
Charles Basbas
Patrick Enweronye
Nathan B
Cynthia Watts
Mofoluwaso ODOFIN
Michael Mansfield
Andrew Homer
Natalee McIntyre
Hongshi Xu
Jeff Uken
Danielle Keller
Chambria Dalhouse
James Martin
Clayton Howard Smith
Jason Raines
Phanindra Yarlagadda
Harish PUTTA
Leo Lu
Lei Cong
Douglas Gaasvig
Jeffrey M Griffin
Sajo Comfort
Frank C DeGuire
James Holbach
Eric Y Hsi
Casey D
Tameka Rogers
Erkki Juurus
Edward Luci
Janus Kiong
Assaf Naveh
Jeffrey Fontenot
Dennis Corbin
Eric Liddle
Jordan Bennett
Egenio De Aguero
Andrew Zimmerman
Terence Teruya
Charles Basbas
Michael Lehner
Michael Kelly
Tony Wong
Jason Zien
Charles Basbas
Sean Livingston
Daniel Perez
Derek Hydon
Mangesh Gupte
Mark Taylor
Marc Yannaco
Michael Delaney
Erik Talvola
Ronald Ludwig
Rahim Amidhozour
Gabriel Lee
Blair Sheppard
Howard Talesnick
Carl Hayes
Paresh G Vallabh
David Stockwell
Anthony G Quadros Sr
Meng Wu
David Cohen
Paul Nicholson
Evan Shlofmitz
De Zhang
Carl Russo
David Christensen
Patrick J Perron
Jonas Green
Brent D. Staton, MD
Jesse Spears
Pablo Smiraglia
Justin L. Cashman
Quan Zhao
Jeff Park
Thomas Guieu
Richard Bjelland
Juliette Metzger
Amilia Alcema
Martin J Huhmann
Long Kwei
David Christensen
Edward Kelly Medlock
Gregory Carrier
Rimma Levikov
Michael Kelly
Charles Hardesty
Leif Everly
Latheef Ahmed
Uma Boddeti
Chang Woo Lee
Anthony DePalma
James Blue
Justin Zelenka
Kenneth George Skinner
Vikki Hodgkins-Beears
Rupinder Kaur
Suchai Gumtrontip
Jason Manske
Venkata Krishna Chaitany...
Aleksander Markovic
Setondji Goutchoedo
Mike Mathioudakis
Brandon Katz
Wei Kwok
Michael Mansfield
Angle Skelly
Tatiyana Cure
G Andrew Espinosa
Matt Pallakoff
Jason Charter
Shane Loidolt
Mahiar Mahboobian
Carolyn Murphy
Chase Whalen
Joel Newman
Tom Colgan
Michael Washinsky
Matthew E Grable
Tawanda Gumbo
William Redmann
Peter Costello
Alex Dean
Scott Etter
Adrian Willcox
Adlane Aoudia
Timothy Belloto
Michael Brody
Francis Aubuchon
Allan Bader
Allan Hoffman
Bruce Harlow
Aaron J Hillyer
Tom Willerer
William Vreeland
Ric Leeds
Singularity Holdings
Abraham N. Bressler
James Atherton
Andrew Zimmerman
Sean Fitzgerald
Brian Gotauco
John T. Riecker
Mandar Mirashi
Midhat Qidwai
Sean Casey
James Bailar
Oleg Kozhukhovskiy
David Fortune
Cedric Florens
Darrin Cohen
Jonas Green
John T. Riecker
Angel Chen
Masroor Khan
Marshall Hill
Clint Zeringue
Jijo John
Matthew Sargeant
Jesus Aguilar
Vinay Shah
Joseph Ellis
Richard J Patrissi
Trent Cooksley
John Brooks
Max Bastow
Erik Talvola
James Sanford
Julie Butler
Aaron Patrick
Alexander PAVOLL
Christopher Eggert
Kevin Richardson
Katherine Henriksson
Timothy Jones
Dan TRAN
Matthew Ray
Chris Bardell
Madhava U Reddy
Jason Ingber
Damon Christopher LADS...
John Lee
Erica Stanojevic
Rick Reznicsek
William Edwards
Luke Goff
Sean A Kau
Ramesh Maddipoti
Sarah Zhou
Kim M Peterson
Jim Palmieri
Lance Stodghill
Hye Su Han
Robert Selby
Jono Shorrock
Yvette Reyes
Nicholas Lovejoy
Brandon Olson
David Burgess
Gianfranco Giannella
Erik Schneider
Mehdi Khan
Paul Kuehne
Travis Troyer
James Steele
David Christensen
Brad Soucek
Srinivasa Kottakota
Will L Brogdon
Ethan Arnold
Peter Hallman
Michael A Hurowitz
Elmer Garcia
Jason Saubert
Gerardo Cantu
Gina M Hendershot
Narendra Duddela
Dave Asbel
Patrick Williams
Robert Scrivener Jr
Ney Hayashi Da Cruz
Havell Rodrigues
Gary Simmons
Vickie RAPP
Moshe Rosenfeld
Rohit Sud
Mj Abraham
Murat SAHNAZOGLU
Ihar Mahaniok
Ruddy B. Salazar
Robert LOSCH
Sean Porter
James Frese
Kevin Newell
Bernie Reynolds
Chase Kauf
Joel Solomon
Asad Husain
Thomas Dikeman
Yury Makushin
Rebecca Virtue
Stephen M. Nosek
David Warner
Larklo Der Sarkisian
Laurel Kilgour
Richard Bjelland
Brian Gould
John Kyne
Kyriacos Skevas
Simon Ziobro
Jason Chalecki
Steve Taylor
Peter Griffiths
Sanjeev Munjal
Green Visor Capital I, LP
Brian Widrig
Anthony James Alarcon
Christopher Ward
Carl Zhou
Erik Talvola
Connor Whitman
Andrew Choi
Mohammad Sarhan
Sai Sethuram
Michal Stoppa
Joe Tawil
Anthony Guy Munns
David Christensen
Mel Oyler
Timothy Chiu
Sara Hanks
Charles Hardesty
Jerrold J Cole
John B Drew
Christopher D. Lee
Tim Hofer
Vladimir Bojcev
Adam Doochin
Jack R. Millikan
Alexander Fry
Max Bastow
Daniel Beck
CHRISTOPHER CAPLE
John A Gauthier
Johann Litwinenko
Paul Bickerton
Mark Schroeder
Badal Haider
Neil Rock
John Sandmeier
Michael Weafer
Colette Flack
Thomas Cheshire
Jonathon Holt
Vijay KUMAR
Tyler McIntyre
Rick Kiley
Peter Stoehr
Antonio Casellas-Bond
Martin Nwosu
Giorgio Fino
Scott Lavelle
Prasad V KATTA
Daniel Robert Bensimhon
Abraham Livchitz
Dariana Francois
Christopher Todd Payne
Nahiem Hood
Mark Rogers
Nael El Khatib
Thomas Kenaya
Joshua Friedman
Heidi Gifford
Suhail Patel
Dinesh Patel
Jennifer Smith
Brian Lallement
Randy Herbertson
Mike Diaz
Sahibjit Kataria
Joseph E. Boucher
Rachael Green
David Bradford
Jorge Lanza
David Cohen
Chadon Woods
Tjitse Van Der Molen
Damisha Jones

Feng Zhou
Stephen Saporito
Karl Vance
Ju Park
Jagdish Tailor
Ram Manikarnika
Cecilia Gomez
Edgar Cervantes
Stephen Taylor
Evan Rosenfeld
Vishal Patel
Jason Caine
Eric Williams
David Scher
Marty Krouse
Rohit Goyal
Max Bastow
James Jung
Matt Latona
Heather Reed
Daniel Miller
David Hitz
Jeremy Soister
Rajendra Pandey
Cullen McDonald
Tom J McKeone
Kevin Meinecke
Marc Carroll Rigel
Kaylah GILBERT-DUHART
Wendy Bellanton
Tanya Taylor-Thornhill
Blaise Dittmer
Devin Morgan
Mike Grubbs
May Wong
Jeffrey Kraynak
Bryan Edelman
William DAntuono
Luke O. Nwizu
Donald Heck Jr
Brendan Cosgrove
Charles Illingworth
Anthony Frey
Hiroshi Abe
Shaniece Lucas
Johnny Kooy
Jennifer Mohler
Christopher Smeder
Kieran Lenahan
Jacob Atwell
Richard H Brehm
Leo Chan
Alexander Christoph Rich...
Dhruv Mehra
Robert Paul Meier
Yohan Loubry
Natasha Scott
Mark Flescher
Cheryl Brigham
Christopher Conte
Ronald Burris
Thomas Nichols
David Kendall
Jose Mendoza
Anthony Delcourt
Benjamin Metzger
Ruben Vallmitjana
David Andrew Combs
Meenu Sood
Renato Brocco
Kyle Wong
Keith Hanson
Miles Jackson
Tracy S Carr
Kevin Ramnaraine
Vincent Dorneval
James Denny
Brian Murphy
Christine Stone
Catherine Adewoye
Elizabeth Meyer
Debra Melendez
Chris Grey
Connie Leafe
Carole Corbin
Catie Lalley
Xian Ke
Thomas Lehr
Mounir Fassouane
Efrain Alejandro Yepes
Lucas Holl
Bruce Bogart
Michelle Murphy
George Lui
Vera Woodson
Romano Zampierollo
Gillian Talwar
Jose Galdamez
Fidelis Doh
Timothy E Locklear
Victoire Mukumayi
Ephraim Simon

Rodney Cartee
Nicholas Rogers
Jonah Peake
Mikko Jarvenpaa
Philip Mauger
Sarthak Sahu
Tiffany Bivins
Hasana Gurudevadatta
Frank Stoczko
Joseph P MANI
Michael Phelan
Mani Sharma
Nora White
Thomas L Lattimer
Ronald Van Der Velden
John Vaskis
Mubarak Mustafa
David Hyde
Kenneth Alan Jackson, Jr.
Michael Inboden
Cortez Davis
Andreas Hoelzl
Omar Shammas
David Cornwell
Joseph Scott
Ted Ko
Brian Bishop
Daniel Sarna
William Johnson, IV
Alston Lundgren
Cj Emanuels
Kareem Rosenthal
Dave Cowen
Paul Rohr
Nicole Ciambor
Jerry M Watson
Jimmy Wei
Vinh Truong
Brian Gibson
Erin Zeien
Andrew Corn
Balzli Dodard
Melvin Harrison
John O MIKKOLA
Karl Essoh Latte
Haim Nigri
Justin Helmcamp
Donald L Savage
Adam Anderson
Brad Cassiday
Raman Sundararajan
Greg Wright
Morgan Li
Richard Atiba
Mark Beamer
Shelby Thuruthumalil
Ben Malisow
Nicholas Francisci
Michael Devoney
Genera Hunter
Manthan Narenkumar Ga...
Mark White
Deepak Kumar Balasubra...
Brian Woods
Poonam Saluja
Ryane Acalin
Jimmie Cox
Ghassan Shams
Michael Anthony Duronslet
Chen Shaojie
Raymond Wu
Ryan Tasson
Patrick Laight
Sandesh Jadhav
Yann Leroy
Mario M Teel Jr.
Marty D. Monroe
Josef Menasche
Jessica Boyd
Rebecca Cohen
David Tjalsma
Rehana Sultana
Jennifer Dyck-Sprout
Douglas E Michel
Daniel Hernandez
Andrea Rizzo
Eileen Sukumaran
Spagnoli FABIO
Jacqueline Wong
Mark Barilleaux
Vlad Sandu
Roberto Feng Chang
Rosalie OMALLEY
Josh Colenda
Jonathan Marrs
Efren Batres
Peter Markarian
Jeremy Aryee
Jesse M Micander
Julien D'AGOSTINO
Eugene Mc Elroy
Markus Schindler

Sarah DeSimas
Nathan Kando
Viet Phan
Stuart Wylie
Clatus Nelson
Spencer Pozder
Doug Case
Alan Fraze
Jared P Auman
Joaquin Aguilar
Peter Descar
Michael Bartuska
Jay Mitchell
Corey Fagles
Michael DeLaMater
Stephen Strong
Keith Lawrence Havard
Aimee Frizell
Ronald Wanless
Gregg Robertson
Alec Smith
Jakub Marecek
Steven Rychetnik
Tae Sun Choe
Zachary Potvin
James P Turley
Jerome Hannon
Jerry Sanchez
Elias Jimenez
Elizabeth Wichman
Nialls Fallon
Robert Laustrup
Joedaycya Sanders
Naphar R Isley
Jun Hong Pua
Mark Jessan Hutchison-Q...
Arif Qazi
Feisal Beyan
Anthony Catalina
Sandra Caesar
Zack Van Prooyen
Noah Flint
David Clark
Victor Bronkhorst
Maria Bethlehem Pal-laya
Duane Chaney
Atani M TCHESSI
Rafael Gonzalez Alonso
Annabelle B. Enriquez
Bhesh Mainali
Dennys Antunish
Dushime Thierry Uwitonze
Leo Roseland
Ryan Ley
Lynn Francis
Peter R
Bibin Cherian
William Corry
Dennis Price
Marcus Villarreal
Georgia Chronas-Sfirogia...
Peter Laraia
Nixon Augustin
Wanda Sheffield
Jingna Zhao
Ajay C
Torris Crayton
Timo Hahn
Kon Wilberg
Talal R ALSALMI
Molapo Mlambo
Kevin Beck
Corentin Peyresblanques
Michael Schwalbach
Will Craig
Remy Lourme
Virgilio Yabut
Richard Isaak
Hamid Boughazi
Slim Zouari
Clement Ho
Curtis Callaway
Jason Bryant
Mark Secchia
Julien Mornet
Bret Thomas PECORARO
Ron Parsons
Ron Nelson
Emmanuella Aninye
Darren Brungardt
Chris Noonan
Roberto Feng Chang
Michael Adams
Chris Zotti
Brian Jacques
James M Pendergraph
Steven Sawicki
Ivan Cardenas Bernal
Shinsuke Ikeda
Prince Kumar
Brandie 'Freya' Mannon
Stacy D

Ronit Mali
Jody Tafoya
Edward Peats
John Bridgen
Rocky MOREAU
Jerome Camel
John J Urquidi
Max KIEJDAN
Artil Leo
Arup Chakrabarti
Jose Calderon
Morris A Branch
Jeremy Hirsch
Brian Hogan
Russell Cohen Hoffing
Genna Mazor
Symone Bingham
Dan K Wolfe
Christian Garrett
Soumya Krishnan Nair
Faustina Iroha
Tammy Sanders
Edward Butler
William J Gallagher
Sandeep Karmacharya
John Gerard Simons
Julian Savino
Luojian Chen
Suzanne Riffel
Kenneth Kuykendall
Clare Forshaw
Petr Smirnov
Ravneet Bhandari
Louis Stephane Lobe Lob...
Steve Bussell
Christopher Paul
Nicolas Murat
Adina K HILL
Walter Haas
Nathaniel Harrison
Jason Rigby
James Zeisweiss
Patrick R. Finnan
Johnitta Clemons
David Botsford
Gregory Sannan
Malik Jackson
Randall McCarley
James Gibeaut
Hao Wang
Travis Rathbone
Robert Clifton
Robert Jacobson
Kevin Lindahl
Susan Barnes
Chadwyck Cobb
Greg Brown
Jorge Briceno
Nick Perreault
Lance Shaffer
Cynthia Brinkman
Ron Lindner
Clifford J Sells
Shaul K
Edward Olivas
Stevan Popovic
Ruslan Bets
Filipe Peerally
Venencia V Magnusen
Erik Johnson
Nnaemeka Onyeakusi
Mason Gallik
Gabriel Verly Ferreira
Equislaure Gabriel
James Charleston
Austin Pollock
Umakant Yadav
Neil Peltier
Ryan A Trupin
Matthias Morel
Pietro Cavallaro
James Martin
Manickam Aravagiri
Justin Frazier
Mark Tinsey
Andrew D Park
Maysam Parsapour
Nader El Kakoun
Albert Lindahl
Fira Rabkin
Demetra Rischer Jackson
Tracey Pirrie
Vivian Lee
Taipei Dlamini
Daniel Sutter Melzer
Sindhu Lakshmanan
Gaylord Fines
Brandon Hazelton
Dennis Hendricks
Loizeau Thomas
Roberto Contreras
Donovan Holdings, LLC

Jesse Townsend
Hugo Rodrigues
Simone Zorzi
Rashaun Gillispie
Peter Chrustowski
Michael Mankos
Scott Mace
Maurice Rigaud
Ashlie Perry
Scot Black
Brad Thorson
Danielle Logue
Abhinav AGARWAL
Esteban Benito Olivieri
Gordian Boteilho
Dan Revel
Colleen Wilson
Christine Nielepko
Raul Leon
Vishal Arya
Michele Zilli
Matt McKinstry
Michael Oginni
Kurt Laestander
Scott Haralson
Parth Patel
Martin Orlowski
Jenner Bird
Gregory Miller
Chriseni Pulse
Kris Bennett
Aaron King
Peter Garcia
Ricardo de Barros
Eric Voll
Abdallah Collison-Cofie
Greta Tarabocchia
Arjun Mahadevan
Brent Roberts
Brandon Massaro
Joseph Stieha
Jeff Pepple
Ittiara MENACHERY
Mark Cruz
Shaun Savage
Kenneth PROPP
Duane J. Stamper
Wayne Sung
Leroy Noriega
Abdelkader Benkreira
N F
Lyra Fewins
Joseph Giliberto
Bryan Hartman
Christopher Gresham
Adam Martin
Paul Hanson
Chad Mascari
Robert Shields
Will Cielo
Michael John Vilag
Phillip Kamutenga
Chad Kihm
Kishore Anjaneyulu
Abdullah Elsayed
Van Der Heyden Stephan
Justin Hartsfield
Ronald Fitch
Oliver Foxon
Angela Reynolds
Venu Menon
Jonathan Stout
Alexander Bouffard
Steve Morris
Arnold Weitzman
Er X
Michael Sale
Christopher L Smith
Patrick Mcreynolds
Irma Robles
Ron Adner
Henry Wyatt MOORE
Amit Dorf
Sophia Haque
Rahul Goswami
Eric Wagoner
Grigorios Zachariadis
Kenneth Ehrhart
Roderick Rischer
Cesar Hernandez
Frankie Mouzon
Nicolas RAGUENES
Claude Burns
Chan Lengsavath
Angel Lucena
Trenton Jeffrey Breithaupt
Crystal Huong
Naveen Kumar Manjunatha
Benyomin Richmond
Xander Paul De Jong
Michael Turner
Anup Gautam

John Signorino
Jeremy Piasecki
Patrick G Kiely
Fernando Martin Vallejo
Praveen Surapaneni
Micolas Ogawa
Matthew Beckman
Devon Roberts
Han Yip
Joshua E Morey
Jeff Randell
Johnny Adams
Michael Myatovich
Nathan MARINO
Quinesha Baldwin
Nathaniel Engle
Steve L. Lawson
Dmitry Gozman
Dameka Rowe
Adriana Redditt
Shahid Hussain
Guenadi Jilevski
Andy King Him Kwok
Kirk Redmond
Julie HouseOfWow
Angeles Siarza
Crijnes Pieter Sprinkhuizen
Hj Jr. & Cynthia Duhart
Lenin Mangoba
Jeffrey Joy
Monte & Rosie Singleterry...
Joseph Zappia
Kyle Thomas
William Posegate
Robert D Nock
Willie Buggs
Kevin Wisniewski
Rand Setlich
Justin Pierce
Kyle Mcnabb
Eric Schreiber
Justin Scorza
Dean Dierks
Nicholas Anderson
Ronel Delva
Norma E Luke
Prashanth Srikanthan
Ervin R Broxton Jr
Ignatius Jackson
Angelo Ingaharro
Barry Winata
Kevin J Dwyer
Alexandria Jones
Michael Teske
Thomas Faletti
Joseph Anthony Puccio
Dhiren Patel
Cix Liv
Sam Stowers
Moises Arturo Cervantes ...
Victor Olowo
Anthony Hiegel
Qian Wang
Michael Mariani
Jignesh Vavadiya
Omar Fahad Bin SHEETAN
Sherif Assaf
Nicholas Finn
William Shen
Jukka Matti Karhu
David Lucas
Caitrin Standring
Jeff Hodges
Jeremy Lorenz
Jane Carroll
Michael Moreland
Matthew Almand
Taj Jefferson
Paul Hureau
Macaulay Ivory
Torsten Mauser
Albert Scott Moreau
Oliver Feuerhahn
Tobias B
Lingo Leung
Silvana Del Popolo
Randy Zaatri
George Le
Jaime Cantarovici
Michael Dillon
Sanli Gorson
Robert Gemmill
Ryan Fulmer
Anthony Conoscenti
Bruce Nadreau
Jason A Brown
Jason DeVinney
Deborah S Colby
Daphne Slater-Yemofio
Marc Habrial
Dan James
Will Honeycutt

Bryan Edgington
Kevin Welch
Prateek Mittal
Alina Cutick
William R Dodgen
Jeff Pesek
Seifuddin Majeed
Joseph Purcella
Henry Sisolefsky
James Orr
Mandar Ambekar
James Vowell
Joseph Wherry
Michael Peter Bahra
Raymond Barrett
Amar Singh
Geogy Philip
Randy Carver
Kade Keith
David SNUTES
Francesca Jean-Pierre
Nikita Gurin
Fouad ASUNRAMU
Devin Lucas
Cristian Crisan
Claudette Scranton
Angelo Romero
Robert Anderson
Brendan Swadis
Matteo Gallo
Joshua J Pike
Shannon Lejon Furrer
Curtis Reed II
Lilly Harnett
Craig Luis
Ryan PRESCOD
Marc Lambert
W Kim Colich
Juan Sebastian Gomez
Trevor Whittingham
Luis Daniel Orozco
Patrick Luberus
Ramesh Gummadavelli
June Kim
Michael J McGady
Chris GEROSA
James Martella
Joseph Veys
Jaron Glasgow
Nathan Hoernke
Frantz PetitFrere
Stacy Burnett
Charles Patton
Ricardo Macias
Joseph Ivankay
Aaron Knight
Tamika Christopher
Loretha Pennix
Ridzuan Ahmad
Peter Sedaros
Helom Berhane
Lauren Stock
Amelie Pedneault
Yanislav MADZHAROV
Bjoern Nykvist
Michael Achatz
Benjamin McCurdy
Dante Nel
Casandra Kennedy
Lipsa Sarangi
Jonathan Garrido
Richard Ward
Alan Roitsch
Daniel Furfari
Wesley Cary
Purvish Mehta
Mark Harburg
Peter Emmons
Jaime Alberto Gomez ME...
Antonio San Martin
Rachael Angstadt
Aaron Patrick
Jim Worthy
Michael Yaldezian
Clare Lalley
Mandela Dixon
Kenneth Wayne Spencer
Valentin Gabianou
Nicolas WEINBERG
Shaniqua Rischer
Vincent Mach
Sandy Haas
Chirag Patel
Jibrell Davis
Trolette Doe-Williams
Bryan GARDNER
Eric Mollison
Aditya Mehta
Withney Ilsa St Rival
Manoj Kunchala
Joseph Anthony
Kirk Coco

Shane L Foster
Gheorghe Dobra
Yusuf AKINBADE
Tam Kemabonta
Kelly Coleman
Michael Boyer
Felix Vayssieres
Ben Wells
Marien Edgard Ngbali Bemi
Andreas Stracke
Marc Brewster
John Vukelich
Gabrielle Moise
Richard Molen
Cassandra Davis
Brook Brown
Michael A Gross
Christopher Gilluly
Dave Frederick
Jeff Liu
John Baskey
Joel E Harris
Roman B MATSUMOTO
Bernadette Drumm
Barbara Remedios
James Barclay
Arteria Woods-Boles
Amrik S Mann
Jeffery Martin
Kirklando O Foster
Maria Nicolaou
Alvin Hoover
Robert Bonsall
Charles Kirk
Jerry Vickers
Darshy MEHTA
Anthony Giordano
Tushar Patel
Shana Weiderman
Clive Harold Abbott
Anilkumar N Pai
Jeff Plotkin
Hollie Culler
ANSHU VAJPAYEE
Nick Zuclich
Adrian Yi
Tiara Rose-Davis
Walter R Creasey Jr
Ronald Otey
William Harner
Boris Sobolev
Peter Banos
Xiliang Lin
Chad Johnson
Thillai K KUMARAN
Josephine Karanja
Randall Gilliam
Omar URIARTE
Faly Ranaivoson
Yohann Georges
Jamie Levey
Michael Wicks
Ty Allen
Paul Eisenkramer Revoca...
Greg DOTSON
Edward Kelley
Geoffrey McNeil
Michael Raevsky
Jamal Narcisse
David F McCarthy
Derek G Webster
Patricio Cuenca
Paul Lee
Anthony "Gino" Genaro
Glenn F Burger
Kelly A MITCHELL
Jodi Crowley
Dok Kwon
Julie Covert
Yuan Chang
James Wachholz
Jeffrey Kagan
James Moorman
Natalie Michel
Tony Jensen
Peter Verven
Adam Olenn
Lisa Dalton
Peter A James
Christophe Cornuejols
Kyle McCormick
Nathan Matthews
May Ya Poon
Debora Clare
Pamela Campbell
Jennifer Hogan
J. Seon
Elliot Fisher
Cher Xiong
Anthony Fogleman
Love Srivastava
Matthews Nyaku Malebana
John J Longeway
Hanno Schmidt-Gothan
Rakesh Amarnani
Kevin K. Owney
Jay L
Marc Desmidt
Hudson Horn
Charles Hogue
Joshua Fuhs
Joseph F WILLIAMS
Fx Coffinieres
Galen Peiser
John M. Dowd
Steve Kwak
Kenneth Klein
Aron Morgan
James Hayes
Samantha Soetaert
Tim Coy
Robert Neary
Jennifer Beachy
Thomas Braun
Stefan Grasmann
Jonathan D Gilbert
Ricardo VILFORT
Yinka Afolabi
Lynford Schrock
Patty Rodriguez
Salvatore Pepe
R. Thorne
Arcangelo DiSPirito
Eric Ingram
Brent Burke
William Rippe
Barry Maylor
Denisson Montas
Amit Shukla
David Alfred
Richard Schadt
David Merrill
Sarath Chandra Kumar Ja...
Steven J Brzezinski
Ruben Tadmor
Nelson Scoville
Astrid Scholz
Jarvis C. Kolen, Sr.
Keith Eich
Toney O Falkner
Jim Belizaire
Taylor Matheson
A.J.A.H. Lisman
Zachary Weston
Billy J Linsley
Fanget Adrien
Matt Cooper
Robert Aikins
Vartan VARTANIANS
Liling Tan
James Wheeler
Shimon Burger
Joshua Larrabee
Victoria Lerner
Holly Millar
Robert Wessel
Michael Martinez
Tony Tang
Sankalp Agarwal
Hong Xie
Greg Gompers
Evrim Taskiran
Nicole Sunderland
Justin Lui
Joshua Morris
Giacomo Marini
Craig Swenson
Steven Van Zeeland
Eric Petterson
Keith Johnson
Tik Tycholaz
Frank Csorba
Terrance Turnage
Henry C Jorgenson
La Shandra Paul
Michael NAREA
Keashawn Artis
Adam French
Philip Piere
Rajbir S Khinda
Andrew Stockglausner
Kofi Jones
Patricia Davis-Griffin
Terry King
Melissa Givvines
Michael L. Hanisko
Linda McBride
Chris Ryerson
Rontonio M Porter
Cesar Valencia
Daniel Mitchell
Richard J Roderick
Donald FEDERSPIEL
David Chen
Cortney Reno
Christopher Sica
John Carbone
Christopher Anthony Kim
Cheadara Sok
Garth Bauman
Dana White
Terry Alldredge
Robert Turner
Denise Robillard
Kishorsinh Gohil
Marco Frabotta
Ty Davidson
Kevin Cook
Diana Ciontea
Mark Widdicombe
Gavin Richard Trinder-Sm...
Ozan Cay
Michael A. Plemel
Donald Stanley Rascento
Lucy Wu
Anne Oshman
Frederic LAMMIN
Isaiah Fomunyam
Jerrold J Cole
Michelle Nicolai
Keante Hendricks
Joseph Brooking
Cary Boers
Walter T Moore
Brian Augenstein
Shane Pabst
Aryelle Young
Alexis Kerroux
Lamont Brown
Albert Zhang
John Miller
Stephen Helmin
Anthony Saldin
Aurora Rodriquez
Stella Cobb
John Hart
Daniel Sheline
Corinne ANDRIEU
Christophe Oliveira
Martha Kapaya
David Rose
Johnson Oluwatosin Olu...
Bryan Trost
N E
Aleister Tanek Javas Mraz
Tanner Beck
Keith Wong
Joshua Taddeo
Aaron Aab
Danny Mathis
Efren Yan
Joscelind Kristella
Sherwood Neiss
Brad Martone
Krystle Epum
Regina Toney
Arie Band
Vyas Dake
Yi Zhang
Matthew Chapman
Enrique Neves Martin
Ginachukwu Amah
Julien Lauron
Charlie Rhodes
Don Henry Robinson
Reginald Bellamy
Tyler Bolt
Anthony Kozob
Joanne P Moss
Pamela K. Ames
Annette Barger
Nicolas Antonio Alonso T...
Michael Townsend
Thomas Sew
Manuel J Perez JR
Stephen Giordano
Phillip K GORIAN
Allen Marcum
John Paddock
Branden Legg
Todd Stockwell
Chad Dahlstrom
Amarjit Pannu
Denis Freund
Jeffrey Wells
Eric C Beatty
Joe Mueller
Bradley Jones
Linda Cobarruvias
Peter A Marikis
Sherrie Collazo
Abbey VANNOY
Aura Morrey
John Schmidt
Albert De Mereuil
Arthur Sevestre
Brosseau Kevin
Nicole Justa
Henry Okeke
Ryan Moor
Celal Unal
Brian Hogan
Richard Hagopian
Jeremiah Wiser
Jason Chalecki
William Beinbrink
John Litz
Jeffry Sandoval
Edward Kuhrt
Trond Erik Austevoll
Hashim Bharoocha
Donoval Young
Herman B Roberson JR
Gary Slawitschka
Michiel Holley
Paul Schouten
Mirembe Reed
Bob Saintsing
Phillip Robertson
Michael Chapman
John Burr
David Danielson
Nardeo Pooran
Hee Yew Yii
Cecile Guibert Ndoki
Connor Murch
John Atteberry
Christian M Carrico
Gingi L.nordee
Matthew Miller
Joseph Ricci
Cliff Barbier
Michael Lee
Amitesh Arora
Theodore Obrien
Andrew Spears
Rosa Lopez
Melissa Palmer
Colleen Bauer
Richard H
Mark Bramley
Tarek Shaath
Anthony Smith
Emmanuel Poupa
Sherri Reinschmidt
Maura Valis
Gary W Player
Kevin Joseph
Roy Stinson
Nathan Wachholz
Robby Junior Smith
Cenk Arioz
George Braun
James Weber
Ali Bazzi
Harshad Patel
Paul Harris
Margaret Evancho Revoc...
Mark Molckovsky
Melody Hawkins-Coleman
Jason Powell
Rudra Peram
Gael Hyppolite
Terry Emmons
Mungai Njoroge
David Katralis
Fernando Soriano
Sanjay Pinnock
Mark Schoning
Kevin Scott Miller
Alexander Zaddach
Thaddeus Onwuka
Carlos Thiago De Souza A...
Sue Jaye Johnson
Concha Von Wald
John Pollard
John Walter Turman
James Incledon Jr
Aleksey Levites
Niclas Staahlberg
Sam Norris
Brandon Reese
Richard Eddy
Robyn Fredricks
Gerald Magid
Fredrick Jenkins
Kara Burney
Kavinayan Sivakumar
Lela Elliott
Dave Rudd
Robert Owens
Adam Gorlovsky-Schepp
William Karr
Austin Collett
Yvette Goularte
Zachary Lickteig
Maxime Bonnin
Steven Lu
Craig Davenport
Eric Weigold
Richard Yeung
Matthew Sumpter
Vondaleah Doane
Vera Demchenko
Matthew Canter
Timothy Jones
Robert C Holland
Mark Dennis Van Cleave
David Luca
Randall Reali
Humberto Avila
Mary TOMORI
Candice Curtis
Adrian Reif
Ferry Tanu
Christian Villalba
William Staley
Michael Malloy
Benjamin Lenz
David McFarland
Prabu Komaravel
Mick Hall
Lawrence PENNEY
Emma Jane Watson
Daniel Erlanger
David Stone
Mary Silva
Evangelos Katradis
Edouard Poupa
Constance Washburn
John Kobe
Joselito C Dublois
Ryan Wong
Ranjeet Reddy Kotha
Paresh G Vallabh
Yee Seng Toh
Marianida D Concepcion
Paulette Jones
Michael Gazda
Christine Rico
Kenneth Son
Jose A Gelpi
Kirk Lively
PEIWEI WU
Maya Hill
Jaime Olmsted
Hiten Patel
Raymond Nuenke
Mark Schroeder
Natosha Tamantini
Jawad Ahsan
Peng LIANG
Jason E. Sonntag
Brian Thomson
Michael WILLIAMS
Ricardo Stieglitz
Scott Lenker
Harold Corpuz
Darren Cullen
Nandor Ersek-Obadovics
Hector Ortiz
Minh Chi Nguyen
Arcangelo Ercole
Kris Bobo
Weston Ricks
Janet Go
Cory Donovan
Julia Whippo
Matthieu Francois Achard
Mohamed Jabbar
Farzana Kabir
Spencer Smith
Mark Boekhout
none ya2
Jeffrey Allan Blackwell
Jason Repchak
Marie Uys
Kiesha Harris
CM Soltero
Adam Wood
Richard Nongard
Charles Knudsen
Dereje Abebe
Ross Perry
Faith Wiggins
Dane Williams
Kelley Leanne Jamison
Rodrigo Delgado Aguilar
Cody Patterson
Margaret A McGREGOR
Yin Yee Lai
Wayne Epps
Cassandra Estrella-Roca
Kc Trader
Mike Tusa
Thomas J Hedrick
Ryan Kaplan
James Coleman
Matthew Bissonnette
Christina Culbert
Les Derma
Charles Bringe
Hendrik Laube
Joseph Purcell
Richard Moore
Chaitanya Jani
Thelma Maxine Cook
Mario J. Kobylt
Ray Riechert
Leslie W Winne
Stephen Lee Goss
Sam Perkins
Steven Anderson
Chen Ye
Eric Birnbaum
Nathan Marcotte
Guilherme Yazbek
Rogelio Toledo
Koh Jong KENG
Justin Dick
Zhiyan Tan
Ian Fraser
Eckenschwiller Mathieu
Eric King
Raul Aldrete Jr
Natacha Lebrun
Richard Day
Roland Dilley
Christina Azahar
Dapo Lediju
Janet Kay Herring
Carol A. Smoke
Marcella Sandiford
William Thomas
David Taber
Lowell BROOKS
Gabriel Mosley
Walter PISARY
Kathy ULRICH
Ivan D Nieves
Christopher Jon Felhauer
Evan Louis Stewart
Chad Curtin
Vet Doz
John Michael Ragan
Max Delacueva
Jacqueline Hayes
Kenny Kristianto
Alex Lukavenkau
Dennis Cavaille
Kwame Rashad Creswell
Jay Patel
Bruce Nadreau
Peter Keuning Revocable ...
Rick Barra
Glen Cardinal
Niranjan Kavitkar
Erskine Rogers
Renan Joseph Rodriguez
Matthew C Erwin
Kevin Williamson
Stephen Maurice Samaan
Mark Diaz
Marc Oliver Hafeli
James Howard Williams
Tara Bradley
Vinay V SATTI
Paul David Steele
Reto Wey
Ashanti Marie Norris
Grant Quail
Wesner Romulus
Timothy RANSON
Amran Hazary
Vikram Srinivas
John David Rausch, Jr.
Dae Bogan
Leticia SosaRivera
Ed Lew
Andrew Losee
Geneva Stein
James Bellefeuille
Michele Romelus
Fredelina Garcia
Johron Jones
Alma T Grace
Raul Araujo
Aviroop Nag
Jose Santiago
Exzonda Moore
Roarke Van Brunt
M J Brusoe
Pamela Wojnar
Kristen Foery
Amy L Schwartz
David Scheiffele
Sheri Harbison
Aidan MacCuish
Lillian MOORADIAN
Girish Oli
Brittany Robinson
Sean Clayton
Bhavani Vemulapalli
Morten Hesebeck-Brinck...
Keith Andrew
John Horn
Richard Babjak
Andrew Shipton
George M Ouchi
Midhat Qidwai
Alexandre Kerherve
Hoyeung Lam
John M Thomas
Keith Nation
Ted COOPERSMITH
Michael Pietrykowski
Janine Esdanel
Badereddeen Abulaban
Benedetg Cajacob
Peter HUDAK
Gary Darr
Justin Hensley
Stephen Forcey
Syed Waqas Hassan
Karen Man
Andrew Stoecker
Ramesh Ramlakhan
Jeff Hembrock
Richard Greene
Candace Cobb
Martin Rinab
William Marks
Chukwuoma Ngoka
Resat Say
Jordan Johnson
Mordechai Breatross
Jasmeen Srrai
Martin Wagner
Mick Cheshire
Ector Lucero
David Ruiz Fernandez
Adam Ghahramani
Marshall Huwe
Fletcher Zona
Ernest Iseminger
Michael James Morton
Jan Wieronski
James Scheinberg
Angela Reis
James Poole
Gregory Pugh
Julie Wong
Philip Kellner
Randall John Baldonado
Kyle Baumgartner
Jacob Jedryszek
Josh Barr
Deidre Somdah
Jimmy Hays
Jayson Seaver
Wayne Pitter
Diane Spengler
Joseph Pinkerton
Eric Sez Hnai Quon-Lee
Blockchain Investor Grou...
Richard Sabillon
Joel Brown
Zefren Edior
Jonathan Kau
Jessica Kristine
Marle Fernandes
Aileen Taylor
Jeanne Perry
William Jacobsen
Bon Koo
David Osborn
Phat Nguyen
Walt H
Brian Slaughter
Daniel Baxter
John R Duggar
Terry Nelson
Woo Joong Kim
Aaron Perez
Ramzi Belfguira
Robert Coke Elms
Cristian Dan Pirnog
Scott Braun
Miriam Goldberg
Will Wilkes
Maurice Bortz
Natalie Brooks-Huey
Jason Casey
Kim Lisa Taylor
Kojo Ahiakpa
Erik Waters
Robert Amster

Gabriel Ginorio
Tanmay Jain
Shaheen Khatieb
Howard Kohn
Fred Veltman
T. Nehisi
Stephanie Tran
Lisa R Nichols
Joshua Sidwell
William Gustav Garrison, ...
Jorge Corral
Jeffrey Arnold
Robert Nuner
Nik A.
Bruce D Armstrong, DVM
Ever Olano
Yuliang Liu
Diogenes Brito
Linda Palumbo Weiss
Barbara Huddleston
Robert Marullo
Terry Foust
Sushant Borse
Paul Isenbarger
Brandon E BOYKIN
Debra Johnson
Ian McLane
Richardson W Schell
Abbey Hudson
Nick Desrosiers
Andrew Allan Davis
Soham Jeffrey Saha
Emmett King Morris Jr
Mark Shah
Andrey Gorlin
Yue Yue CAO
Matthew Lafitte
Mark Paul Santolucito
Kevin Feagin
Robert C Steere
Christine Kehlor
Cathy Leinneweber
Karim Elkholy
Ali Syed
Stephen Siragusa
Storrey Wells
Sharon Jennings
Raul Candeloro
Dana Anaice Felice
Carl Daubenspeck
Jimmy Hawkins
Jeff Marcelin
John Kadish
Keith Holliday
Richard Mann
Roderick Garvin
David L Ambrose
Harold Bray
Peter Abromitis
David Bonelli
Mark Zimmerman
Rob Saal
David Howard
Robert J Meekins
Wesley Kotcher
Diane Gabrielsen
Perry Hilburn
Demetrice Talley
Irvin Maddox
Jacob Boggs
Phil Hayden
Andres Ferlito
Michelle Alexander
Matt Pruitt
Ronald N Rutledge
Jose Ramos
Melinda Girard
Brian Ghodsian
Nathan Hildreth
Elizabeth Anyaa
Lisa Ambrose
Rocky Flores
Benedict Quah
Sarah Hosea
Ray L
Ed Buckley
Vikram L
Christopher Queitsch
Sivashanker Thiruchittam...
Brendan Byrne
Willis John Cobb
Steve Smith
Cameron Constant
Jonah Agpoon
Adam Doochin
Samuel Huggins
Nicholas Fabian
Jeff Hui
Danielle Guglielmino
Pieter Filius
Samantha Spencer

Casey Wyder
Kathleen Scanlon
Pierre WALKER
Kalisha Brown
Bruce Witmer
Alexander Drew
Pooja Sachdeva
Patrizia Giassa
Oluwasegun Popoola
Karthikeyan Gopal
Dennis Marzen
Mads Vestergaard Schmidt
Yisroel Shain
Jose Renato Haas Ornelas
Gugu Dean
Terry Stott
Jason Hobbs
Damon Spencer
Anas Lahbabi
Brett Dunson
Kamal Bitmouni
Jane Johnsob
Dennis Dabbs
Rajiv Vutukuri
Anthony Frank
Ethan So
Christopher P Ortega
Jeramyn Feucht
Nicole Danica Ljutic
David O'Brien
David A. Hardic
Elena Storm
Tracy Tanaka
Fabiola Z Fontaine
Carlos Valerio
Patricia McKenzie
Yuliana Miranda
Jeremy M. Rivera
Chris Lieu
Eileen De Ravin
Jason Golden
Joe Arnold
Kevin Berwald
Mahesh Ramu
Jay Summet
Stephen H Quinn Jr
Christopher C Cole
Rodney Schoemann
Dhairya Shah
Elgin Barnett
Jay Lee Tuil
Meredith Ashlock
Raju Angani
Clark BULLINER
Kevin Madsen
Ajay S Nair
Gary Cooper
Natasha Andreil Johnson
Anshuman Rawat
Kevin A BERGERON
Sailesh Peringatt
Dee Pittman
Roderick Ellis
Koran Thomas
Daniel Rojas
Arjun Prabhu
Jonathan Glasser
Shamus Wheeler
Vijay Ramisetti
Crystal Malone
Denise Harden
Jeremy Johnson
Alicia Sarenac
Hani Gobran
Wei Liang Samuel Ching
Lauren Liberman
Kim M Peterson
Dawn Warren
Lingli Peng
Mark Hellmuth
Jessica Dato
Justus Min
Shane Simmons
Andrew Riley
Noah Bourassa
Michael Ramos
Jake Sigurdson
Steve Seward
Jacob Glickstein
Thomas Schankler
Ryan Coburn
Billy Jordan
Kevin Campbell
Nima Vahidi
Kim C Jennings
Brad McEowen
Oscar Vasquez
Samuel Walz
Wai Meng Wong
Maaike Doyer
Nicholas Kalra

Nancilee D'Angelico
Demian Repucci
M S
Noah DeDeo
David Myers
Mary Ann Allison
Bryan Noel
Jason Dearing
Kenneth Preisler
Levalle Washington
Elizabeth Brown
Steve Dalton
Tim McCarthy-Smith
Enock Charlotin
David A Silva
Brian Thopsey
Amjad Masad
Frank Stewart
Lenielle Springfield
Lisa C ALFORD
Robert Donati
Brian Woody
Adamma Ihemeson
Shanmuga Ramadoss
Carlos Hoyos
Shavay Vander
Matthew Pearson
Cynthia Aboussleman
Joseph Acosta
Grant Borman
Corey Foster
Timothy Hill
Francois Le
Melissa Bacchus
David W. Stroud
Kishore Krishna
Brian Gulotta
Subodh Chinthalapuri
Ricardo Beltran Gaitan
Joseph Dirksmeier
Ray Binch
Chenise Whitehead
Kara Svonavec
Steve Tredup
Mark Rosenberg
Phani Neelamraju
Shijin Kong
Raghu GANJAM
Jasmine Bibbs
Renatta Fairbanks
Urvashi Nagrani
Jamison Scheeres
Nicholas Kartos
Michael Harness
Alex Snyatkov
William Duffield
Dorcas King
Adie Henshaw
Yeofi Mensah
Varda Barthelemy
Lauren Grattan
Dawn Johnson
Kathleen Abdelhalim
Joyce Gholson
Jeffrey Char
Z F
Robert Cousins
Cheryl Ford
Jordan Akins
Rodney K Saxton
Nhu Nguyen
Erik Hendrickson
Norton F. Davis
Lawrence Chong
Mary A. Hernandez
Carman T. Gaines
Lori Collier
Benjamin UySmith
Dipen Shah
Michael Campbell
Annie Glynn
Patrick Wagner
Ali Hussain
Ananta Uprety
Stephen Braverman
Paul Koehl
Tami Fioranelli
Crystal Booth
Sergey Vartanov
Amarpal Singh
Maheshwar Panyala
Terry Forde
Gail Pyfrom
Keenen Lee
Jacob Esquenazi
William T Davis-Watkins
Zach Strouse
Micheal Christelis
Robert O'Leary
Maaike Doyer
Gary Peel

David De Koster
Everest Liu
Joe Fernicola
Scott BUCKIUS
Francisco Sauceda Jr
Shirley I Cook
Poune Saberi
Stephen McNamee
Christine M. Newlon
Annas Abedin
Muhamad Alli
Julima Seymour
Rick Perdian
Larry Bluford Jr
Ryan Blakeley
Hussam Awar
Robert G Waddell
Marco Garcia
Edric Ta
Gus Abdallah
Nona K. Cheeks
Andrew Collins
Rishu Bhatnagar
James Mauch
Raja Mallepeddi
Wasim Alassad
Nandilyn Williams
Casey Grimm
Daniel Rodriguez
Raymond Liang
Angela J Six
Darrell Rogers
Stephen Swift
Todd Youngblood
Zach Mosher
Jasmine Daniel
Hunter Wyman
Miguel Ramos
Akhilkumar Patel
James Waggoner
Melissa Mohamed
James Dewey
Wendell Yu
Michiel Kok
Crystal Williamson
Michael C BAZAREWSKY
G. Spais
Gregory Harris
Adan Osman Adan
Victor Smith
Rosalind Vega
Daniel Bejarano
John Aldridge Jr
William R Kenny
Ramona Taylor
Gregory Keith Hunter
Timothy R Gibbons
Bret Major
Amit Makhecha
Matthew Sheahan
Brian Helgeson
Joseph Ritter
Matt Segedi
Rami Taha
Hernan Molina
Jonathan Meckes
Jose Estevez
Christopher Kim
Linda Mello
Richard Dobson
Cornelia Shipley Bearyman
Karl Mazeika
Steven M Braun
Mike Benchimol
Nathan Evans
Nhi Nguyen
James Skurray
Destinee Brock
Virginia Warkentin
Dharmendra Naik
Thomas Montelione
Laongdao Nakornchai
Michael Chinen
Paul Sims
Gabrielle Pringle
Michael Gricoski
Richard Kalinowski
Malay Bansal
Matthew McCormick
John Lim
Akash Deep Yadav
Johannes Van Galen
Aaron Pasco
Aaron Gillette
Tung Vu
Scott Simpson
Emma Mallory
Bogdan Parcalab
Michael Collins
David Schanen
Kenneth Fox

Bobby Evans
Mike Bearman
Laszlo Barnucz
Scott Klettke
Paula Gordon
Eleanor Fisher-Hundley
Abe Kmetovic
Gina Wallette
S.R.F. Smith III
Vivek Suhag
Asher Weiss
Lorin Harris
Randall A Hamerly
Eugenia W Harris
Patricia Boyd
Laura Larsen-Strecker
Shujun Tang
Sam Getchell
Gordon Kelsch
Jerry Cavill
Joel Lashley
Volker Bergmann
Johnny Mann
Gilbert Traub
Matthew Kruger
Mo G.
Barry Lee Jr
Ciaran Duggan
Mark Moennig
Yijing Tao
Cy Tidd
Timothy Bishop
Sandra Lee Jones
Stephen M Jacoves
Byung Gon Yoo
Derek Brandon
Michael Kelly
Khalid Alrasheed
John Belote
Richard Schenkman
Bobby Silaphet
Michael PEASEL
Abraham Araiza Tapia
Steven Ganz
Blaine Brooks
F IRA S Mansour N ALSA...
Glenford Patterson
John Ramos
Ted Apple
Franklin E. Powers, Jr.
nIrMaL Patel
David Smith
Eric Walter Brehm
Jason D Mapes
Anuj Patel
Brian Woods
Gavin Hoopes
Tamara Powell
Dan Gundlach
Asha Banks
Christopher Hebert
Kevin J Keefe
Isiah Loyd
Wade R Townsend
Paulo Buchuk
Rose Duong
Deb Cleveland
Matthew Fass
Sarah Critchlow
Ken Long
Mark Mastrangelo
Renand Agenor
Michele Heimerdinger
Aaron DiAntonio
Lori L Greening
Todd Shiner
Khalilah Taylor
Jyot Shukla
Michael Kantor
Jeet Shahani
Dorothy Bautista Silvestre
Kelly Entzminger
Mical Salmonson
Anthony Dallas
Nika Macias
Linda English
Michael M Obianigwe
Leslie J Blue
Tena Brown
Robert Schreib
John Dow
Scott Francis
Ming Tung Li
Stas Krichevsky
Jijo Sunny
Kopiraj Yoga
Roy Turnbull
Dennis Villaescusa
Dan Todor
Elijah Etzioni
Mindaugas Kojelis

Hooman Motahari
Stephan Tornier
Johan Smit
Brian Delrosario
Lois Stern
Robert Lewis
R. Desmond Fahie
James P Mustard
Marcel Vijfwinkel
Christian Bjerre Nielsen
Dhanasekaran Nagarajan
Robert Judin
David Anthony Ramos
Grace O'neil
Sneh Baxi
Sai Renukunta
Adebola Osofisan
William Gray III
Jason Monte
Ayanna Martin
Brian Lester
Kurt McFarland
Steven Ballou
Michele Stratton
Anthony Brewer
Paul Ransdell
Praveen Kumar R Thimma...
Ethan Kunar
Johanus Flores
Elisha Johnson
Bruce A. Chan
Jeff Wess Carpenter
Cyndi Ortiz Taylor
Anthony D Cook
Sumant Martin Desaraj
Sean Pappalardo
Ben Tour
Bill Horsley
Chelsea Scheiber
Tracy Cramer
Peter Loder
Jason Ault
Mark Burnworth
Rittam Debnath
Vance VOGEL
Julia A Deans
Kimaree Looney
Norbert Niederhauser
Raul Flores
Louis Mercurio
Gary Vaughan
Annette M Lewis
Chad Roth
Jason Foster
Peter Wozniak
Anastasia Pleasant
Adam Bauer
Mike Le
Fatemeh Ghasemi
Faheem Ahmed
Stephanie K. Carrasco
Frank William Richardson
Benjamin Strohmeyer
Richard Campbell
Jihua Ren
Walter M Skinner
Dave Triffo
Pamela Nelson
Clifton Bennett
Nimesh Patel
Thomas R Mally
Ashley Judice
Michael Bonner
Sue Xu
David Wippich
Michael K Hackett
Alfredo Rodriguez Diaz
Mark Buckley
Jiang Zhu
Adam Miller
Natalie Gillquist
Chandran Baker
Timothy C Taylor
Susan Mc Guinness Getzi...
Charline Henyard
Kevin Douglas
Daniel Duran
Laurie Breedlove
Joe Cox
Marc Katsanis
Carol Gamble
Harold Jamieson Tanner
Gary McAdam
Brandi Goodson
Main Chang
Cheryl Satterfield
Mathew Hunt
Prabhjot Bedi
Ronald James Mills
Christopher Lohse
Adam Wood

Mark A Herzfeld
Tylor Froese
Senthilkumar BALASUND...
Elijah Erny
Richard D Freeman
Tim Donkers
Simcha Dewick
Neil Loebner
Katharine A Monson
Delores Smith-Johnson
Robert Heilbrunn
Paul Green
Ivo Baltic
Mauricio Lovo
Cristian Catalan
Jerome Cox
Dwight Maxwell
Harold Hollis
Matthew Sommer
Bogdan Marian Bugheanu
Jose Obispo
Ruby Choi
Michael Morris
David Samkutty
Robinette Tiller
John ROCKWELL
Bruce Hogan
William Parkhurst
Mira Kozinski
Brent McCown
Tracie Stillinger
Chris Van Atta
Aryeh Nielsen
Christopher Fowler
Jahvon Exodus
Rodrigo Braun
Cheskel Spitzer
Carlo Tibung
Obafemi Ajayi
Thomas Amico
Aji Dizon
Charles R. Van Slyke,Jr.
Ian Sweetman
Durwood G. Robinson
Preetha Vijayan
Reno J Reser
Rodney Salvas
Barbara Forsman
Michelle Nolen
Bryan Guido Hassin
A William Keller IV
Eric Stein
Obleton Perry
Lorenzo Cleary
Robert Lacy
Joe P
Alfredo De Leon
Kurtis Collette
Bill Eversole
Bijan J BORAH
Steven G. Anderson
Dani Habtom
Angela Williams-Fort
Ron Price
Shannon J Hager
Jason Kish
Chris Jones
Eric Gryn
Chibu Eric
Mt Scott
Simon Tan
Hilary E Wons
Monica Gibbs
Linda D. Holmes
Andrea Rockett
Mark C Smith
Aravind Ramamoorthy
Patricia Adams
Rob Gelphman
Eric Henry
Natasia Fable
Tammy Ayers
Erin Huddleston
Spencer Jones
Anthony D Todd
Michael D Williamson
Drew Wilkinson
Alex Maiorella
Robert Resnick
Carlos Bohorquez
Ashley Rosink
Brannon Ketcham
Michael Mutuc
Christienne De Tournay
Sadiq Greene
Jeff Lewis
Alec Amaya
Walid Ahmed
Ali Siddiqui
Jean Bernard Escoufier
Stacie Boston

Christopher Davidson
Temmy Van Den Heuvel
Shanta Harrison
Justin Ward
Susan Chen
Jason Olaivar
Brian Oneschak
Michael Rooffener
Irena Lebed
Shawn Tuckett
Joanna Alejaga
De Linda Armstrong
Denis Hiller
Rhonda F Green
Douglas Lughas
Eric Whaley
Edward J Crowley
Joshua B SAUNDERS
Jordan Martelle
Robert And Carol Ann Cla...
Daniela Fregon
Tim Choi
Gheorghe Dobra
Maheshwaran Sadasivam
Robert Purnell
Berel Rapoport
Chad M Wozniak
Kinyah Robbins-Harrold
James Brown
Jamila Daniel
Jeff Brimhall
Alvin Koh
Christine Ashley
Wenxin Du
Bryan Andrew Stewart
Eero Pikat
Andrew Hammons
Anya Emerson
Lekshmi Nair
Matilda Jarrett-Davis
Jamie Gabriel
Jordan Rothstein
Marlin Johnson
Mark Elam
Je Vetter
Jonathon Blackwell
Brian C Lux
Paul Christiano
Chee Lup Wan
Timothy W Scherer
Erika Jarvis
Matias Soto
Andrew Markham
Cordina Charvis
Nikhole Stennis
Adefolaranmi O Afolabi
Lloyd Cleage
Sharon Manning
Ryan Goldberg
Brent Barnes
Oxnard Limon
Rich Goodman
Yoseph Rinaldi Sugiarto
John Laflamme
Daniel Loftus
Markus Amiel Vincent An...
Terrance Harshaw
Jose A ESPEJO
John Tomlin
Esan Ahumada
Rilwan Olaseni Akinsemo...
William Stanislaus
James Gann
Alisha McBryde
Start Charlotte
Gaurav Garg
Jacqueline Shepherd
Kenny Akinwale
Mario Wanza
Barbara Simon
Michael Stickel
Ryan Savage
Luis Torres
David A. Garcia
Jake Milstein
Stephanie Becerra
Chad Romo
Scott Parchem
Beverly Law
Dana Boyette
David Hall
Eric Pressel
Mohit Chandiramani
Chen Zhang
Rafael Salas
Sherana Kerry
Chevon Perry
Brett Beuch
Leslie Athmer
Amjad Masad
William (Classic) Thomas

Florian Bruhn
Leonard Manheim
Illuminated Futures 401 K...
John M Straub
Ryan Smith
Eric Summers
Furkan Saatcioglu
Zander Riley
Hussein Mohamed
Jan Tichy
Henry Timmons
Steven Carbone
Adam Langley
Lawrence Fish
Meredith Simpson
Antinita Coates
Willie J Tucker
Casey Williams
Beverly Blake
Terrill Lewis
Zenaida Pepito
David Wimmer
Venkata Krishna Chaitany...
Donald Miller
David Wong
Josue Rivera
Amber Vantze
Burcu Colpan
Kim Hamilton
Manuel Fernandes
Chi Hsuan Lu
Marguerita L Jeffries
Ahmed Esbai
Allyson Elianni Pineda Diaz
Glen Crowder
Benita Ramsey
Joseph Becker
Gary A Barone
Benjamin Richter
D Tobe
Daniel Graham
Adan Ibarra
Mark Shah
Elliott McLaughlin
Nicolas HA
Norman B. Davis
Robert Kurczewski
Howard Lunceford
Patrick Sharbaugh
Jemima Lopez
Cailen Hayes
DOTTY HUDSON
Walter Phillips
Mahesh Golla
Jeremy Monger
Keith Nelson
Joseph Owen
Morton Albert
Michael Ekwale
Fria Kim
Edmon Goss
Chun Lin
Chris Humzy
Arnol Rosales
De Anna THOMAS
Kevin Cole Jr
Mark Gimbel
Scott W HUMPHREY
Kevin Busby
Alicia Leytem
Brian Blackwell
Monica R Myers
Breven Warren
Oleksii Toporkov
Timothy Huss
Robert Johnson
Robin Ann Klotsky
David A Delgado
Mikael Vinding
Martin DeVita
Octavia Brown
Andrew Dysart
Kai Anderson
Adam Rotberg
Lisa Cheney
Nana Yaw Simmonds
Tony O'Kelley
Briggette Rockett
David Young
Leona Thomas
Veena Shahi
Michal H
Justin Heine
Brandon Bourn
Krishan Arora
Darren Wilson
Denise A HOLLENBECK
Nixon Yang
James Wheeler
Mac Reddin
Jake Suggs

Shehab Hamad
Dan Fortier
Karson Beez
Alan Lee
Charles David Jones Jr
Krystal Marie Walthour
Howard Owen
Justin NOEL
My Dung Do
Shanika Davidson
Satchell Doyle Jr
Omar Easy
Stuart Kintzinger
Roland Rodene
Cathy Wright-Daniels
Alberto Jurado
Bradley Gose
Dale Collings
Jonathan Metais
Brent Murphy
Tammy Tibbles
Shandra Bohley
David Martinelli
Lynn Hayes
Anthony Davis
Alisa Jackson
Henry Bisharat
Aaron Mocek
Rajeev Jain
Lourdes Curbelo
Shlomi Sfadia
Trilla Stalling
Thomas Sant
Jasmin Cantor
Nageswararao Boyapati
Lawrence William Lipman
Patrick Miller
Jules Keghie
Antonio DellAgli
Timothy Wayne Bender
Kashif Siddiqui
Zemma Charles
Roberto Monterroza
Nicholas White
Everett Lindsey
Bob Saintsing
Larry Taylor
Tamara G
Lisa Ramirez
Rajesh Kumar
Dalva Huntley
Kacie Taft
Chris Carter
Rachel Williams
Michael William Cattell
Christopher Wokocha
Bryan Siemon
Mohammed Ali
Steve Swanson
Keith Hamd
Vonn Scott Bair
Eli Rough
Paul Antonio Davis
Gagan Suryavanshi
James Thesing
Brian Roberts
Abhishek Handa
Brian Howe
David M. Kors
Andrew Neely
Assami Valian
Roberto Torrent
Raquel Sepulveda
Olatubosun Adigun
Khadija Khaalis
Michelle Auerbach
Mirko Pasinetti
Balwantrai Mistry
Jonathan Mi
David Stockwell
Tamaria Williams
Curt Jablonowski
James Gray III
Dina Snow
Jason Ryan Bright
Arnaldo Piccinelli
Gaurav Gupta
Latonya BERRY
Marti Ranky
Michael Johnson
Walter Karshat
Daniel N. Arshack
Tysha Carter
Naomi J. Ellis
Jamel Savage
Tyrone Carter
Alycia Frazier
Marek Plichta
Christopher Antonelli
Vonda M. Sargent
Anita Stern

Vimeux Hochberg
Neil Kakkar
Kristel Heemskerk
Bernard Dzata
Debora Redigolo
Manuel Mayor
Sobhan P Archakam
Diane Robertson
Harry Diven
Paul Russell
Jennifer Johnson
Gertrude Denk
Cherice Carter
Kevin Werner
Carsten Harth
Osvaldo Freire Fonseca
Robert Jackson
Robert G McRae
Ricquia Thomas Carter
Jonathan Penny
Renan Harrigan
Anita Coleman
Ben Kolesar
Scott Jacobson
Terry Hedgecoth
Scott Mccloud
Louis Baron
Alexander R Duplessie
Kirt Cornell
Alexander Sibley
Saurabh Gajjar
Shawn Tewksbury
Brynne Christensen
Spencer Bell
Ava Yockey
Chad Kirlin
Nikolas Teo
Robert Freidson
Eric C Nessa
Adam Metcalf
Larry Larson
Bharat Kumar Kondapalli
Daquan Epps
Umair Ahmed
Judy Charles
Nichole Lockhart
Sener Korkusuz
Kaiwen Pang
Ricardo Rodriguez
Katie Brown
Tondalica S. Lewis
Mark Ramina
Andrew Collar
Robert Sapp
Susan Lasky
Wynne Walker
David Tapie
Julia E Kaye
Mike Hofmann
Balazs Besenyei
Dilip Ravindran
Dean Tran
Alex Rune Berg
Bonita JONES
Carole Lefebvre
Hassan Alhashmi
Calissa Ubi
Oskar Bollinger
Gwendolyn Vinson
Bruce Falk
Ife Fanibi
Melanie Austin
Mark Reisbord
Scott Fox
Kendra Davis
Madhavi Chenna
Wesley Bird
Simon Yuen
Lalima Sharda
Darrell O. Flythe
Denton Cassidy
Marjorie Duncan
Jeanette Mitchell
Steven Knop
Andrew Reel
Yaniv Dahan
Kira Mason
Harold Jones
Adesola Akinyemi
Mindy Silva
Richard S Mackin Jr
James Berkel
Tiara Carter
Breck J. Schoch
Philip Paraggio
Stephen Yoskowitz
Susana Christrina Claudia...
Sheray Wright
Robbin R Dawson Gst Tru...
Max Altman
William Sulinski

Per Daniel Sorenby
Leonard R. Pease
Adam Nadratowski
Winston Tixeira
Clement Coignac
Alexandros Gkindis
Swapnil Talekar
Lenell Davis
Sophia DeBow
Joshua Haas
Sean McLaren
Yetunde Junaid
Khris Persaud
Melissa Chapman
Tobias Esche
Dan Victor
Reed Scull
Ed Far
Florian Henning Colsman-...
Greg Sepeda
Laura A Hameed
Jeffrey James Todd
Kenneth J Bachini
Justine Morffiah
Audacity Fund
Eric Glidden
Russell Drumheller
Aaron Phelps
Jelle Den Burger
Matthew Conner
Nina Teo
Jerilyn Veldof
Paul Thomas
Louis Hampton
Carla T. Sisco
Sreekala Balasubramanian
Ajay Sharma
Michael Dawkins
Matthew Burris
Joe DeShon
Olajumoke Warritay
Shawn P DIKES
Paul Tarasyuk
David T Rudolph
Philipp Muggli
David Bulka
Trang Ho
William Tetrud
Darrius Edward Littleton
Paul Patterson
Nat Bellefeuille
Marquez DUDLEY
Akintunde Akinola
Brenda Montes
Christina Marie Carroll
Max Marchione
Ted A. Morgan
Sean McCarthy
Douglas McKee
Christopher ELLIOTT
Mark Frohmiller
James Mellander
Ith Group SIA
Patricia Hove
Francois Sarasin
Alikiah Barclay
Luis Felipe Roman Herna...
Jeremy C. Young
Craig Marolf
Fiorella Tineo
William Alcock
Crystal Medina
Richard Bollinger
Leif Everly
Steven Tomlinson
Rafi Khan
Violet Shkreli
David Nimri
Kevin Muthima
Charlie Bean
Anish Jose
Tracee Spencer
Josh Nielsen
Jeff Tetz
Aleezeh Lakhani
Terry Baker
Thomas Robinson
Ernest Swauger
Ebenezer Joseph
Don Stockard
Djordje Stojanovic
Tanesha Carter
Alonzo Payne
Georgette D Brown
Teisha Gladden
Michael Dobrusin
Ricardo L Oxley Jr.
Roxanne Foster
Al Ops
Thomas Koo
Jonathan Wallace

Erik Barraza
Nobuyuki Kashiwagi
Annie Huynh
Laurence Ion
John M Cameron
Pamela Williams
Bernadette Tillmon
R Ichard Hall
William R Rueth III
Rob Amon
Paramanaden MOONESA...
Gerald Pirchmoser
Kristy Gerosky
Richard Drath
Alexandr Vinokur
Anthony J Bushong
Jerry Lee Culliton
Mary Huisman
Christopher W Snapp
William Edward Moore
Enisha Matthews
Robert Knox
Tracey Samuel
Alvin Lau
Juan De La Victoria Garci...
Binny Koshy
Jason Burnett
Wilmot Kidd
Stefan Fischer
Grat Crabtree
Matt Ciccone
Amber Budden
Michael Sigsbury
Jesse A Cupp
Abisayo Sadipe
Andrew EUBANKS
Trevor Robinson
Tarun Sachdeva
Bennett Amodio
Lamont Bryan
Kimberly Stanfield
Mike Lazear
Andrew Sabel
Xiaoheng Wang
Randy Huff
Richard Jamsek
Ruth Petit-Bois
Paul Mc Cormick Jr
Paul Roberts
Irene M Schwartz
Rafael Rivera
Jenna Dunevant
Prashant Agrawal
Olayemi Bolarinwa
Eric Johnson
James Sharp
Ciressa Henderson
Aaron Pickell
Gerri Detweiler
John Nelson
Pranas Smaizys
Kimberly Kilpatrick
Larry Levenstone
Kerry Bowie
Natalie Collie
Michael Cherill
Nal Raj Goundar
George O.
Joseph Lovanh
Larry Hawkins
Sumit Ohri
Yatish Sharma
Amado Laurel
Patrick Faustin
Kevin Cheung
Gilda Ferrara
Austin Loveless
Stephen R Garcia
Tom Hayden
My Mail Stop
Bhavin MAGDALIA
Michael Seestadt
Marc Friedman
Niara Fitts
Justin Odom
Craig Williamson
Kirk Adams
Corey Baughman
Kimberly GARTH
Abraham Nesbitt
Sharene Hawthorne-Rene
Josef Stastny
Scott Hartman
Chad Nash
Larry Wasserman
Sharonda Muwwakkil
John Iwan
Amit Poudel
John Andrew Entwistle
Daniel Ha
Jake Frankenfield

Hardesh Singh
Mike Hauge
Brendon Friedman
Patrick Wollaver Sr
Danielle Hamilton
Richard BECKER
Sebastian Cardassi
Benjamin Reyes
Je'nae Thomas
Regina Dukes
Jesse Gerstin
Mireille Casseus Frederic
Matthew Coda
Nicolas W. Del Valle
Lorri Searcy
Oumar Dieng
Nicolas Edwards
Rachel Theriot
Dwight West
Garrett McKay
Jonathan Mandell
Diederik Johannes Kruger
Jacob Staszak
Allendra Letsome
Kiki Yaw Sarpong
Robin Newton Jenkins
Adam Duke
Eric Pang
Kathleen M Beebe
Jerome Anderson
Jim Lennane
Ryan Hanson
Roger Barkley
Joy Bobo-Beasley
Jason Woods
Michael Karageorge
Kshitij Bhatawdekar
Kody Tompkins
Ali Thabet
Ardania Johnson
Jeffrey Ruben Ayala
Paul Boney
Gloria McM
Geoff Auerbach
Cody Bland
Robert Labelle
Ajay Patil
Atanas Angelov
Marcel Lettre
Sidney Champion
Clenisha Pless
Roberta Peterson
Andrew Dugan
Christopher Faulhammer
Jennifer N Davis
Kerry Killeen
Sharon Winn
Phillip Rowell
Robert Walujo
Tristian Harris
Alix Watson
Danya Tariq
Shirley G McAlpine
Jeff Kenney
Matthew Brown
Ken Kollias
Raicu Tiberiu
Linda Paris
Aaron Jay Kelly
Michael Lapadula
Eric Matthew Washington
Scott Burchfield
Said Abdullah Mohamed ...
Abraham Livchitz
Linh Nguyen
Vinh Ho
Fernando Muniz
Andrew N Clark
Samson A. Henrilus
Tal Rachleff
Danielle Applin
Kevin K Nishimura
Kisha Barree
Richard Williams
Erasmo Leon
Jerrad Lancaster
Jeff Kuklok
T White
Raymond Raiburn
Joan Gamell
Dentonio WORRELL
Edgar Richardson
Michael Robbins
Cheryl Brown
Daniel Toner
John Carl Adarna
Michelle Yaa Nyarko
Doug Hurley
Bede Jordan
Elena Weissmann

Thank You!

From the Wefunder Team



Nick Tommarello
Founder & CEO



Greg Belote
Founder & CTO



Jonny Price
VP of Fundraising

Former head of Kiva US and member of the community advisory council of the Federal Reserve. Master's from Cambridge.



Suzanna Rush
VP of Operations

Formerly led operations at Kiva U.S. Rock climber and political biography enthusiast.



Jiwon Moon
CEO of XX

Grew up at Wefunder as 4th hire on founding team. Started my 20s interviewing founders making boba. Now invest in women, immigrants, scientists and builders with XX. It's hard to have hobbies at Wefunder but I vlog now.



Benjamin Nguyen
Software Engineer

Self-taught wannabe programmer turned Wefunder programmer. I dropped out of medical school for this. Medical school dropout #1.



Jake Suggs
Account Manager

Taught youths through TFA and



Justin Renfro
Fundraising Team

Launched the Kiva US program



Gadi Borovich
Head of Venture Partners

I heard about Wefunder during



Emilio Mendoza
Software Engineer

Hacked my school's access

filed more Form C's than all of our competitors. Former 3x bodyweight deadlift, current struggling rock climber. My dog is my son.

giving entrepreneurs their first injection of capital, started boat charter business, and ended up at Wefunder. I enjoy helping entrepreneurs. I also enjoy basketball, national parks, hot tubs, and dogs (and hot dogs).

my freshman year and knew I wanted to work here; I reached out to Nick, but he ignored me, so I hunted Nick's house down and knocked on his door. Fast tracking, college dropout #1.

control system to sell students better credential tags they could stick to their phones. My school wasn't too happy with this. Also, totally unrelated: college dropout #2.



Olivia Li

Software Engineer

Hacked into UC Berkeley's access control system and pretended to be a Berkeley student for 3 months. They have no idea I have done this. Also, totally unrelated: college dropout #3.



Adie Akuffo-Afful

Fundraising Team

Just your typical British born, West African raised American. Ecosystem builder by day, farmer by night. Ice fishing, beer brewing, camping and panda watching.



Marisa Trapani

Storyteller

Formerly, a child. Currently, a writer, dancer, and Slack emoji enthusiast. Unrelated, degree in Neuroscience from Harvard.



Elena Weissmann

Account Manager

Former journalist & pricing consultant (knows a lot about faucet pricing). Loves podcasts, running, and as of late, Vitamin C gummies.



Kati Conley

Fundraising Team

Santa Clara University alum. Previously worked with women and immigrant founders at Kiva. Lover of books, cooks, and cookbooks.



Mark Rodli

Fundraising Team

Former CPG brand builder. I enjoy helping startups raise money and am driven by Wefunder's mission to democratize capitalism. I also once ate a burrito as my 'talent' in a male beauty pageant. I did not win.



Josh Dague

VP of Engineering

Slinging code since age eight. Startup veteran. Builds things from solder to software. Snowboard, motorcycle, and chocolate aficionado. Fun fact: at a startup many years ago, I accidentally ended up leading a motorcycle gang.



Benjamin Garcia

Fundraising Team

Perfect score on NYS Regents Exam in 9th Grade. Currently at 1 exit per 20 years alive. Related, college dropout #4.



Alex Martens

Software Engineer

Master's from Ualberta. Built a tool for construction progress tracking based on drone data. His code is deployed on various AI and Computer Vision systems.



Katie Powers

Account Manager

Studied in 3 countries & at the United Nations. Kiva alum. Started a plant-based meat company. Soccer player, hiker, and craft beer nerd.



Adrian Parlow

General Counsel

J.D. from UPenn, former startups lawyer at Fenwick & West. Powder skier, slackliner, and international backpacker.



Dorianne Ma

Operations Manager

Northwestern grad passionate about too many topics working to help others succeed in their passions. My bios always comes out boring because i'm a boring graduate who got into tech.









Stefan Vukanic

Software Engineer

Studied telecommunications, loves electronics and mechanics, enjoys functional programming. Passionate about crafting software that helps others. Teaching associate at Petnica Science Center.

Jeff Dion

Business Development Team

New England raised, residing in Virginia. Local economy advocate, amateur rower, consumer of knowledge, trail runner, husband & father to a beautiful little one, Lily. Insatiably curious about pretty much any topic... including your business!

Eric Lin

Community Team

Minerva Alumni, delivered Ramen, built bicycles, and likes to eat.

Andres Kupervaser-Gould

Growth and Business Developement

Played on Argentina National Lacrosse team and got awarded as MVP for LatAm World Cup... at 16 (average age was 25).



Jared Newmark

Senior Account Manager

Brown University graduate. Former partnerships and customer experience lead in upscale hospitality. Songwriter at BMI. Extremely tall, fast walking New Yorker.



Casey Leffers

Launch Team

San Francisco native currently fleeing the New England Winter. Lover of clean energy and cookies.



Mattia Astori

Launch Team

Currently on a mission of allowing myself to invest in my favorite companies. Founder @ Idospay | Fundraising @ IDEA | PwC Alumn | Retired tennis coach



Esteban Alvarado

Business Development/The Connecter

Building a matchmaking app for founders and investors 🦄 Business development @ Wefunder.



Jessie Gerdis

Legal Team

Northeastern University, Political Science and Finance. Former consumer advocate. Former middle school cupcake business owner. Obsessed with anything related to urban development, tennis stats, baking and tech policy.



William (Classic) Thomas

Storyteller of the People

Proving the theory that real artist don't starve. For long.



Parker Hodge

Business Development

Built and sold a CRM. Ran a marathon under 3 hours... now can hardly run a mile.



Nemanja Stojanovic

Software Engineer

Loves programming languages in theory, occasionally enjoys them in practice. Also loves kayaking, paragliding, and anything outdoors that involves moving faster than walking speed, as long as it's not running.



Adam Roberts

Fundraising Team

San Diego born, Boston educated, with a lifelong dedication to a sit-down-sport. Former founder (Paid Labs, Inc), YC S14, US Sailing Team— Now I am helping founders grow their company and raise money!



Ryan Pierce

Fundraising Team

Working on expanding the vision of Wefunder across the Southeastern US. Passionate about economic development and helping companies raise capital. University of Memphis Alum, rap music connoisseur, and runner when I feel like it.



Tiago Alexandre Pereira Bernardo

Closing Operations Intern



Makena Kongg

Full Stack Engineer

An SF tech bro. Engineer, Painter, Potter, Single Mother of 1, can hold a really good OR a really bad conversation, slightly more doer than thinker.



Thomas Hogan

Launch Team

Building a matchmaking app for founders and investors 🦄 Account Management @ Wefunder.



Ben Maitland-Lewis



Sam Obenchain

Head of Inbound Growth

Sings really loudly to Taylor Swift songs in his car.



Abisayo Sadipe



Read Ezell

Business Development Team

Founded non-profit to bring guaranteed basic income project to Nashville while at business school.



Grace Healey

Launch Team

Santa Clara University alum with a degree in Political Science and Studio Art, passionate about social justice and international relations. IMDb and Wikipedia enthusiast, who knows too much about Avatar the Last Airbender.



Joshua Webster

American born, Nepali raised, British-Canadian Educated. Moved every year for 10 years. More than slightly obsessed with chocolate milk, tectonics, and geopolitics.



Kate Lynn



Arisa Shiraishi

Software engineer



Aarianne Nado-Cheek



Cody Kennedy



Windsor Parlow

Dog

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Greg Belote	CTO @ Wefunder, Inc	2018
Nicholas Tommarello	CEO @ Wefunder, Inc.	2012

Officers

OFFICER	TITLE	JOINED
Nicholas Tommarello	Secretary CEO	2012
Greg Belote	CTO	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Nicholas Tommarello	18,750,000 Class A Common Stock, Class B Common Stock, and Stock Options	91.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2013	$19,982	Safe	Section 4(a)(2)
09/2015	$4,060,549	Preferred Stock	Regulation D, Rule 506(c)
07/2016	$878,600	Safe	Section 4(a)(2)
03/2017	$945,177	Preferred Stock	Regulation D, Rule 506(c)
11/2017	$620,000	Safe	Section 4(a)(2)
02/2019	$2,270,707	Safe	Section 4(a)(2)
12/2020	$2,344,737	Preferred Stock	Regulation D, Rule 506(c)
03/2021	$7,972,341	Preferred Stock	Other

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series A Preferred Stock	9,705,297	3,738,937	Yes
Class A Common Stock	97,662,907	21,532,038	Yes
Class B Common Stock	16,900,000	8,900,000	Yes
Series Seed 2 Preferred Stock	5,656,000	2,952,804	Yes
Series Seed 3 Preferred Stock	9,622,932	6,728,284	Yes
Series Seed Preferred Stock	12,053,680	12,053,680	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	32,503,775

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts and capabilities of a small management team, including our co-founders and other key personnel. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Each investor in our offering under Regulation Crowdfunding will appoint the lead investor we have identified ("Lead Investor") as the Investor's true and lawful proxy and attorney, to vote the Investor's securities related to the Company and sign related documents on the Investor's behalf (as described further in section 31 below). Although the Lead Investor's goal is to maximize the value of the Company and therefore the Lead Investor's interests should be aligned with the interests of Investors, there can be no guarantee that these interests will always remain aligned or that the Lead Investor will always make decisions that maximize the value of a particular Investor's interests.

We operate in a competitive industry, and there is no guarantee that we will continue to

be a market leader. We could fall behind our competitors in a variety of ways, including our technical capabilities, the products and features we offer, and our customer acquisition channels, any of which could have a negative effect on our business. The broader market for equity crowdfunding could also grow more slowly than anticipated or not at all, which would harm our ability to continue growing our funding volume and revenue.

In order to effectively scale our business and execute our business plan, we may require significant additional funding. There is no guarantee that we will be able to obtain such funding on favorable terms, or at all. Further, if we raise additional funding by selling shares of our capital stock, this would result in dilution of the ownership percentage of existing investors. We may also increase the size of our stock option pool in order to attract and retain employees, which would result in additional dilution to existing investors.

Our capital stock has limited liquidity. Our Amended and Restated Bylaws state that our stockholders may not transfer shares of our capital stock without the prior written consent of the Company, and the SPV securities are subject to transfer restrictions, as described in Question 13 below. Further, even if we succeed in meeting our business and financial goals, there is no guarantee that we will be able to achieve a liquidity event such as an initial public offering or acquisition.

Nicholas Tommarello, our co-founder and Chief Executive Officer, holds a majority of our Class B Common Stock, which is entitled to one hundred votes per share. Nicholas Tommarello therefore holds approximately 91% of the voting power of the Company, and has broad ability to control the management and operations of the Company, subject to the rights of our other stockholders as described in our governing documents and our Preferred Stock financing documents.

Our business plan and financial forecasts depend in part on geographic expansion of our business into Europe. Although we believe it is likely, there is no guarantee that crowdfunding regulations will be enacted that are similarly favorable to businesses and investors as those in the United States. Further, we may not be able to effectively adapt our products and services or our sales and marketing channels to the European market, which would harm our ability to compete and expand our business in Europe.

Despite our best efforts, one or more current or future offerings hosted on our platform could prove to be fraudulent, which could harm our reputation and have a negative effect on our ability to attract future offerings to our platform. Further, the companies on our platform could fail to provide returns to our investors that meet their expectations, which could harm our ability to attract future investors to our platform.

Our financial goals and projections are based on assumptions that may not prove to be accurate. Further, in order to meet our goals and projections, we will need to substantially increase the fundraising volume supported by our platform. We may face difficulties in expanding our team, upgrading our technical systems, and improving our processes in order to meet the demands of scale.

The development of our platform and technology is still in its early stages, and significant additional time and resources will be required for research and development. As a result, we may experience technical issues with our website, delays in collecting and disbursing funds, cybersecurity breaches, or other technical problems, any of which could negatively affect our business.

Our business is subject to a complex and rapidly evolving regulatory framework. New regulations could be enacted, or our regulators' interpretation of existing regulations could change, in ways that are unfavorable to us. Our regulators could also take an unfavorable view of our current and/or future activities.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

A sale of the issuer or of assets of the issuer. As a holder of securities of a SPV, which is a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor

will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company (via a SPV), the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the SPV securities, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Amended and Restated Certificate of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, the Company securities held by the SPV(s) may be diluted. This means that the pro-rata portion of the Company represented by the Investor's SPV securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined by the Company, based on factors we believe to be important when valuing businesses in our industry. In particular, we believe that an appropriate measure for valuing marketplace-based businesses is the run rate of gross merchandise volume ("GMV run rate"), which is calculated as the total funding volume on our platform for the last three completed months, times four. In our case, GMV run rate as of March 2021 (taking into account December 2020, January 2021 and February 2021) is just over $200 million. While we believe that 100-150% of the GMV run rate is a reasonable measure of the Company's valuation, we have chosen a $160 million pre-money valuation (approximately 80% of our GMV run rate), as a more conservative valuation that we believe will be attractive to investors, many of whom we expect to be long-term users of our platform.

Since the offering price has been determined solely by the Company, it does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;

2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

3. our results of operations, financial position and capital resources;

4. current business conditions and projections;

5. the lack of marketability of our common stock;

6. the hiring of key personnel and the experience of our management;

7. the introduction of new products;

8. the risk inherent in the development and expansion of our products;

9. our stage of development and material risks related to our business;

10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

11. industry trends and competitive environment;

12. trends in consumer spending, including consumer confidence;

13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For

and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Wefunder, Inc.

- Delaware Public Benefit Corporation
- Organized June 2012
- 70 employees

4104 24th St. PMB 8113
San Francisco CA 94114

http://wefunder.com

Business Description

Refer to the Wefunder profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Wefunder is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.